Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Level Up Live Holdings, LLC
8134 304th Ave SE
Issaquah, WA 98027
leveluplive.com

Up to $1,235,000.00 in Common Units at $2.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

    Company: Level Up Live Holdings, LLC
    Address: 8134 304th Ave SE, Issaquah, WA 98027
    State of Incorporation: UT
    Date Incorporated: August 16, 2019

Terms:

    Equity

Offering Minimum: $124,000.00 | 62,000 shares of Common Units
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

<u>Investment Incentives</u>

<u>Tier 1: Invest $500 - $999</u>

- Bonus Shares: 4% bonus shares
- Free Gameplay: 2 hours of free gameplay for Investor + 1 guest at Level Up Live, Alhambra
- Recognition: Thank you shout-out on Level Up Live social media

<u>Tier 2: Invest $1,000 - $2,499</u>

- Bonus Shares: 6% bonus shares
- Free Gameplay: 2 hours of free gameplay for Investor + 2 guests at Level Up Live, Alhambra
- Investor Badge: "Early Supporter" badge on Global Leaderboard
- Exclusive Access: Early access to special events at the facility
- Exclusive Merchandise: Level Up Live merchandise (hat, t-shirt, etc.)

<u>Tier 3: Invest $2,500 - $4,999</u>

- Bonus Shares: 8% bonus shares
- Free Gameplay: 4 hours of free gameplay for Investor + 2 guests at Level Up Live, Alhambra
- Investor Badge: "Early Supporter" badge and custom in game avatar/banner on Global Leaderboard
- VIP Status: Receive a VIP pass for one exclusive event (eg. AirsoftCon)
- Exclusive Merchandise: Level Up Live merchandise (hat, t-shirt, etc.)

<u>Tier 4: Invest $5,000 - $9,999</u>

- Bonus Shares: 10% bonus shares
- Free Gameplay: 4 hours of free gameplay for Investor + 4 guests at Level Up Live, Alhambra (can be used in multiple sessions)
- Investor Badge: "Early Supporter" badge and custom in game avatar/banner on Global Leaderboard
- VIP Status: Receive a VIP pass for one exclusive event (eg. AirsoftCon)
- Exclusive Merchandise: Level Up Live merchandise (hat, t-shirt, etc.)

<u>Tier 5: Invest $10,000 - $24,999</u>

- Bonus Shares: 15% bonus shares
- Free Gameplay: 6 hours of free gameplay for up to 5 guests at Level Up Live, Alhambra (can be used in multiple sessions)
- Investor Badge: "Early Supporter" badge and custom in game avatar/banner on Global Leaderboard
- VIP Status: Receive a VIP pass for one exclusive event (eg. AirsoftCon)
- Exclusive Merchandise: Insider-only team wear (jersey, hat, t-shirt, bag, etc.)
- Private Event: Private event at the Level Up Live, Alhambra facility for up to 20 guests

<u>Tier 6: Invest $25,000 – $99,999</u>

- Bonus Shares: 20% bonus shares
- Free Gameplay: 8 hours of free gameplay for Investor + 9 guests at Level Up Live, Alhambra (can be used in multiple sessions)
- Investor Badge: "Early Supporter" badge and custom in game avatar/banner on Global Leaderboard
- VIP Status: Receive a VIP pass for one exclusive event (eg. AirsoftCon)
- Exclusive Merchandise: Insider-only team wear (jersey, hat, t-shirt, bag, etc.)

- Private Event: Private event at the Level Up Live, Alhambra facility for up to 20 guests
- Behind-the-Scenes Tour: Personalized tour of the facility at Evike Alhambra, CA and R&D facility in Seattle, WA. and opportunity to meet the development team

Tier 7: Invest $100,000+

- Inclusive of all tier 6 perks
- Founder's Circle Membership: Membership in the Founder's Circle, which are the original 15 investors in Level Up Live. Founder's Circle investors have direct access to Company management, and receive quarterly business briefings, and to Early Access & VIP events. Founder's Circle investors also have the opportunity explore partnership opportunities with the Company including new locations, international expansions and more.

The 10% StartEngine Venture Club Bonus

Level Up Live Holdings, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Units at $2.00 / share, you will receive 110 shares of Common Units, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Level Up Live Holdings, LLC (the Company) and its wholly owned subsidiary, Level Up Live, LLC., were formed in the state of Utah on April 19, 2019, to develop and commercialize a new form of sports entertainment for target shooting. We're a sports entertainment venue that features a safe, dynamic, and high-tech shooting sports experience that everyone can enjoy. Since we use AirSoft equipment, which is a form of air-powered firearm, we give our guests a high-fidelity shooting experience that is incredibly safe. Our proprietary gaming technology including 3D mapping video projection, real-time scoring, and special effects enables our players to stand, move, and run in our AirSoft shooting experience, bringing gaming to life as never before.

We currently serve consumers directly by providing our unique form of sports entertainment at our facility in greater Seattle (and eventually, in other locations) and indirectly, by licensing our system to 3rd parties to deliver to the end consumers.

Level Up Live Holdings, LLC ("the Company") was established in Utah on August 1, 2019. The Company has a wholly owned subsidiary, Level Up Live, LLC, which was organized in Utah on April 19, 2019 and is the operating Company which develops, creates, sells and supports the Company's products and services.

The Company specializes in developing and commercializing a novel form of sports entertainment focused on target shooting. It offers a sports-entertainment venue featuring a safe, dynamic, and high-tech shooting sports experience for everyone to enjoy. Using AirSoft equipment—an air-powered firearm—the Company provides guests with a highly realistic yet incredibly safe shooting experience. The proprietary gaming technology, including 3D mapping video projection, real-time scoring, and special effects, allows players to stand, move, and run in the AirSoft shooting experience, bringing gaming to life in a way never seen before. The Company currently serves consumers directly by offering this unique sports entertainment at its facility in greater Seattle, with plans to expand to other locations. Additionally, it licenses the system to third parties to deliver the experience to end consumers indirectly.

We do not retain any form of firearm, including Airsoft or replicas, nor do we feature human-likeness targets or any form of simulated shootouts or violence. Rather, we promote shooting sports entertainment suitable for women and men of all ages, backgrounds, and lifestyles. Additionally, we are a suitable venue for corporate events and team building and have sold and delivered two corporate events as part of our beta testing program.

The Company currently has one issued patent (Patent No.: US 12,066,346 B2), one pending patent and two patent filings actively being prepared for submission in October 2024. Level Up Live, LLC. is the sole Assignee (owner and rights holder) of all patent filings. There are no arrangements of any kind between the Company and any Company employee, consultant, or shareholder regarding any rights or royalties regarding the Company's patents and overall portfolio of intellectual property including electronics, software, designs, interfaces, algorithms, documents, and drawings. The Company is the exclusive and perpetual owner of all patents and intellectual property conceptualized, designed, engineered, and/or created by the Company's employees and consultants.

Competitors and Industry

Level Up Live is part of the overall participatory sports entertainment market, which refers to activities where individuals actively engage in physical sports and activities for recreational and/or competitive purposes. These activities include organized activities at specialized facilities including bowling, skiing, fitness training, golfing, and much more. Unlike spectator sports where individuals observe from the sidelines, participatory sports entertainment requires direct involvement and participation, promoting physical fitness, social interaction, and personal enjoyment.

The participatory sports market presents numerous opportunities for growth and development. With increasing awareness of the importance of active lifestyles and physical activity for health and well-being, there's a growing demand for opportunities to engage in sports and recreational activities. This demand is further fueled by societal trends emphasizing fitness, outdoor leisure, and community engagement. Additionally, advancements in technology have expanded opportunities for participation through digital platforms, wearable devices, and virtual experiences, opening new avenues for individuals to engage in sports regardless of location or time constraints.

According to Impactful Market Research:

"The Participatory Sports Market is poised for substantial growth in the coming years, driven by several key strategies and factors. Market players are increasingly focusing on product innovation and development to meet evolving consumer demands and preferences. Additionally, investments in research and development to enhance technological advancements and improve product quality play a vital role. Moreover, the market's future scope looks promising due to the rising adoption of digitalization and the integration of advanced technologies, which are anticipated to open new avenues for growth and innovation."

Impactful estimates the overall size of the global participatory sports entertainment market at $359 billion, growing at a CAGR of 5.6%. Europe accounted for the largest market share of 38.55% in 2023, with a market value of USD 131.29 Billion, and is projected to grow at a CAGR of 5.51% during the forecast period. North America was the second-largest market in 2023, Value of USD 101.42 Billion in 2023; it is projected to grow at a CAGR of 5.72%. However, Asia-Pacific is projected to grow at the highest CAGR of 6.25%.

Additionally, Verified Market Research noted that:

"The participatory sports market offers numerous opportunities for growth and development. The increasing integration of technology, such as fitness apps, virtual training platforms, and wearable devices, provides new opportunities to engage participants and improve their sporting experience. These technologies offer convenience, personalized training, and performance tracking, making it easier for people to stay motivated and achieve their fitness objectives. Furthermore, the growing trend of corporate wellness programs and community partnerships provides opportunities for fitness clubs and sports organizations to broaden their reach and impact. These organizations can attract new participants and encourage greater participation in participatory sports by providing tailored programs and incentives."

Given that Level Up Live offers a completely new type of participatory sports entertainment, there is no existing segmentation of the overall participatory sports market that applies to us. Verified Market Research projects sizeable opportunity for incremental grow from new entrants such as Level Up Live is $18.4 billion, $20.9 billion, and $21.4 billion in each of 2024, 2025 and 2026, respectively.

According to our own primary research and supporting information from gun range industry consulting firm, NexGen Range Consulting, we believe our total addressable market in the US is about 200 million persons who do not go at least once a year to a traditional gun range, along with the 29 million persons that do. Our extensive beta testing indicated that approximately 80% of our beta customers had either never been to a gun range of any type, or attended once or twice over the prior five (5) years. Our overall attainable market in the US is approximately 100 Level Up Live owned and operated facilities collectively offering 800 Zones, and another 1,500 Zones in partner facilities including resorts, lodges, sporting goods retailers, athletic clubs, traditional gun ranges, and other venues that cater to the active sports, leisure and lifestyle consumer.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON

WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

COMPETITORS

We do not have direct peer competitors which offer any type of broadly similar experience. Indirect competitors include all the other forms of sports entertainment options available to consumers, such as Topgolf, K1 Speed indoor go-karting, bowling, and numerous other options. However, most consumers engage in multiple forms of sports entertainment, for example, a group of friends may choose to go to the movies this week and go to Topgolf the following week. Indeed, we believe additional sports entertainment options for consumers will grow the overall market in terms of participating consumers and total spending.

Current Stage and Roadmap

CURRENT STAGE

We have completed all product development required to deliver a complete sports-entertainment experience to customers that includes player sign-up / sign-in, eight (8) different games, three modes of gameplay (individual, multiplayer head-to-head, multiplayer collaborative), live scoring, leaderboards, player/guest management, online ticketing, and more. We have constructed two full-sized ranges (what we call Zones) inside a warehouse in the greater Seattle area and have done considerable end-user testing with over 1,000 people, collectively firing over 250,000 Airsoft BBs. We have entered into a partnership with our first go-to-market partner, a company called Evike.com, which is the world's largest retailer of Airsoft accessories, equipment, and related sporting goods. The first Level Up Live Zone inside the Evike Los Angeles retail location (that facility is over 100,000 sq ft) began construction in June 2024 and was completed in September 2024. The Zone was opened to the public on October 19, 2024, concurrent with AirsoftCon 2024. Over 3,000 people attended the opening and over 400 people experienced Level Up Live first-hand. Regular hours of operation will begin in November 2024.

Our existing product suite includes:

Hit-detecting Smart Targets with integrated lighting and special effects

Ultra high-definition video projection with 3D mapping (the video maps to the locations of Smart Targets).

Immersive visual environments are rendered in real-time in 16k resolution, which is fed and stitched across 4 UHD projectors.

Growing gallery of skills, drills, and games.

Touch screen controls for all players.

Overhead leaderboard with real-time scoring.

Actuating system to move Smart Targets during gameplay.

Pressure sensitive player "boxes" with integrated lighting to guide players though immersive physical environments, and also detect steps to trigger Smart Target lighting and video graphics.

Integrated surround sound, sound effects, and background music for gameplay.

FUTURE ROADMAP

Our product roadmap includes:

A system for player achievements, badges, rankings, and levels.

Extensions to the player management system for player history, clans and teams, social media integration, reservations, and payment management.

A system where players earn gold coins, diamonds, and other digital currency within our system that can be redeemed for digital items (for example, a

Additional games include what we call "story mode" games, which enable our players to create and maintain their characters and move through a dynamic story, much like any console or PC video game.

Safety glasses with integrated point-of-view cameras that automatically capture player activities to their Level Up Live player account, which they can then clip, annotate, and post to Instagram, TikTok, Facebook, YouTube, etc.

Smart Targets in additional sizes and shapes.

The Team

Managers

Name: Thomas Chiarella

Thomas Chiarella's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO
  Dates of Service: May, 2019 - Present
  Responsibilities: Overall Company leadership and management with focus on capital raising, product management and brand/culture development.

Other business experience in the past three years:

- Employer: Transform, Inc dba Resonance AI
  Title: CEO
  Dates of Service: January, 2014 - December, 2019
  Responsibilities: Overall management and leadership.

Other business experience in the past three years:

- Employer: Thinking Media Inc, dba STIFF
  Title: Advisor
  Dates of Service: June, 2023 - Present
  Responsibilities: General advisory focused on business strategy and growth

Name: Tyler Harris

Tyler Harris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Co-Founder & Director
  Dates of Service: May, 2019 - Present
  Responsibilities: Primary responsibility for all things revenue. Driving growth through partnerships, sales, memberships, and customer retention. Oversee all duties of the company as the acting president. Tyler currently receives salary compensation of $180,000 for this year.

Name: Achyut Allady

Achyut Allady's current primary role is with Smart Infrastructure Group. Achyut Allady currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: September, 2023 - Present
  Responsibilities: Board member, strategic advice, corporate oversight and advisory. Achyut does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Smart Infrastructure Group
  Title: CEO
  Dates of Service: September, 1997 - Present
  Responsibilities: Founder and CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Units in the amount of up to $1,235,000 n this offering, and may close on any

investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Level Up Live Founders, LLC (80% owned by Thomas Chiarella)	10,500,087	Common Units	73.9296%

The Company's Securities

The Company has authorized Common Units, Profit Units, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Units.

Common Units

The amount of security authorized is 18,000,000 with a total of 12,952,810 outstanding.

Voting Rights

One Vote Per Unit

Material Rights

Common Unit holders have the Right of First Refusal on certain transfers by members, Right of Co-Sale, and Drag-Along Right.

There are no liquidation preferences or similar rights for any Unit holders.

Profit Units

The amount of security authorized is 1,250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Profit Units.

Material Rights

There are no material rights associated with Profit Units.

SAFE

The security will convert into Units offered by the reg-cf offering, specifically common units. and the terms of the SAFE are outlined below:

Amount outstanding: $145,000.00
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $0.00
Conversion Trigger: The SAFE will convert during an Equity Financing or upon a Liquidity Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Membership Units
  Type of security sold: Equity
  Final amount sold: $4,905,446.00
  Number of Securities Sold: 2,452,723
  Use of proceeds: Product R&D, beta testing, sales, market, general
  Date: June 28, 2024
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $5,366 compared to $166,000 in fiscal year 2023.

The Company was in product development mode in 2022 and conducted a limited market trial in 2023.

Cost of Sales

Cost of Sales for fiscal year 2022 was $5,143 compared to$ 146,000 in fiscal year 2023.

In 2022, we had no material revenue, therefore, we had no material associated cost of goods sold (COGS) or any related cost of sales. In 2023, we conducted a limited market trial and generated $166,000 in revenue and had approximately $146,000 in COGS.

Gross Margins

Gross profits for fiscal year 2022 were $0. compared to $20,000 in 2023. The gross margin in 2023 was 12%. .

In 2022 we had no revenue, so there was no gross profit. In 2023, we conducted a market trial that generated a gross margin of approximately 12%.

Expenses

Expenses for fiscal year 2022 were $1,697,000 compared to $1,718,000 in fiscal year 2023.

Expenses were level between 2022 and 2023 with the major expenditures in both years being direct-employment and contract-employee costs.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are now revenue generating and expect to generate meaningful gross profit in 2024 and beyond. Past cash was primarily generated through equity capital. Our goal is to generate positive net profits (EBIT) beginning mid-2025 and raise future capital to fund only to capital expenses associated with opening new Level Up Live locations in the US.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 1, the Company has capital resources available in the form of approximately $75,000 cash on hand, $400,000 of pre-paid contract engineering services, and current or near-term accounts-receivable of $36,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support ongoing operations including payroll.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, [76%] will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for less than 1 month. This is based on a current monthly burn rate of $87,000 for expenses related to wages and payment for employees and contractors of approximately $55,000, facility rent of $22,000 and all other expenses including utilities, insurance and other general expenses of $10,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 14 months. This is based on a projected monthly burn rate of $108,000 for expenses related to wages and payment for employees and contractors of approximately $70,000, facility rent of $22,000 and all other expenses including utilities, insurance and other general expenses of $16,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including high-net-worth individual investors, institutional investors, venture capitalists, private equity and strategic partners. Prior to our upcoming Reg-CF offering, we raised approximately $4.9m from high net worth investors. Additionally, we have had preliminary discussions with numerous VC and PE firms over the past 2 years regarding equity investment.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $25,905,620.00

Valuation Details:

Level Up Live approach to valuation is based on using the Comparable Companies method as we do not have appreciable tangible assets or free cash flow. Since we are pioneering a new form of technology-enabled sports entertainment, there are not directly comparable companies. Rather, we identified several companies that are new entrants in the technology-enabled sports entertainment industry and at the same stage of company development. Specifically, we identified companies that:

1) Make and sell unique software and/or hardware products for active, participatory sports recreation.

2) Have completed product development and have launched or are about to launch in the marketplace.

3) Have raised seed and /or Series A capital in the range of $5m to $15m from institutional investors, such as venture capital firms.

For those companies which raised multiple rounds of capital, we focused on the earlier rounds that were between $5m and $15m, which is broadly comparable in size to our $4.5m seed round plus our anticipated $5.0m Reg-CF offering. In the cases where valuation of these investment rounds is not published, we imputed valuation using the average equity of 20% per statistics from the NVCA – National Venture Capital Association. As examples, if an investment round was for $5m, the imputed post-money valuation is $5m / .20 = $25m, and the imputed pre-money valuation is $25m - $5m = $20m.

Comparable Funding Round (all $ are in millions USD)

Company Round Amount Valuation Total Capital Raise

Tempo Series A $17.0 $68.0 $299.0

Tonal Series A $12.0 $48.0 $580.0

Supersapiens Series A $13.5 $54.0 $13.5

Whoop Series A $6.0 $24.0 $405.0

PlaySight Series A $1.5 $6.0 $15.0 (later acquired for $82.0m)

Lucra Sports Series A $10.3 $41.2 $12.1

Whoop Series A $10.3 $41.2 $16.3

HomeCourt Series A $13.0 $52.0 $42.0

When establishing a proposed value for Level Up Live for the anticipated Reg-CF offering, the following positive factors were considered:

1) The uniqueness of the Company's offering and technology.

2) The value of the Company's technology and growing patent portfolio

3) The anticipated growth of the Company in the Airsoft sports-entertainment market in the US

4) Possibilities for broad international growth given the legality of Airsoft equipment across much of the world, and the number of international inquiries that we have already received.

5) Possibilities for establishing a new market for the Company's technologies and systems serving the military and law enforcement training market in the US and globally.

6) The anticipated gross margin on the sales of the core sports-entertainment offering provided by the Company.

7) The size and strength of the Company's first go-to-market partner, Evike.com.

8) The premium given to companies that are viewed as first-movers and category creators.

Additionally, we considered negative factors including:

1) The market acceptance risk associated with being a first mover and/or category creator.

2) The dependency on the Company's founder for product vision, engineering of key software and electronics, patent filings and overall leadership.

3) The risk associated with the lack of adequate funding necessary to operate the Company.

4) Regulatory risks that may make Airsoft a controlled product in parts of the US and internationally.

5) Unknown support costs, failure rates, repair rates and effective operating life of the Company's high-tech products and systems.

6) The fact that the comparable companies offered preferred Series A shares/units versus the non-voting common units we are offering in our Reg-CF raise.

Valuation Summary

We believe the comparable companies have generally the same positive and negative factors that were considered by the venture investors to determine a pre-money valuation. The key difference is that these companies sold equity with meaningful preferences. Using the average Series A valuation of $41.8m, we subtracted a 38% premium for Preferred Series A shares assuming typical preferences including liquidation preferences, 8% dividend, anti-dilution protection, various protective provisions, and Board representation. This results in an adjusted valuation of the Company of $25.9m.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  30.0%
  We will use 30% of the funds raised for ongoing product development and testing, including technical support of customers. This includes the wages and fees for all engineering employees and contractors, as well as out-of-pocket costs for equipment, supplies and services.

- General & Administrative
  24.0%
  We will use 24% of the funds raised for general business operations including facility rent, utilities, insurance, wages for business management personnel including a part-time CFO and bookkeeper, legal services and other general business costs.

- Sales & Marketing
  5.0%
  We will use 5% of the funds raised for marketing, promotion and sales, including growing use of social media and direct corporate event sales for our Seattle location.

- Capital Improvements
  25.0%
  We will use 25% of the funds for the upgrade of our beta test facility in greater Seattle to a publicly accessible (open to the public) facility that has increased customer/guest capacity and improved guest experience. Additionally, we will upgrade all of the Level Up Live technology at this facility from the current beta-level to the latest production-level.

- StartEngine Reg CF Campaign Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

- Reserve
  4.5%
  We will use 4.5% of the funds raised for a reserve / contingency..

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at leveluplive.com (www.leveluplive.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/leveluplive

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Level Up Live Holdings, LLC

[See attached]



Level Up Live Holdings, LLC (the "Company")
a Utah Limited Liability Company

Consolidated Financial Statements (unaudited)
and
Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Level Up Live Holdings, LLC Management

We have reviewed the accompanying financial statements of Level Up Live Holdings, LLC (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related Consolidated statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 22, 2024

LEVEL UP LIVE HOLDINGS, LLC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & cash equivalents	6,054	168,893
Inventory	-	35,776
Total Current Assets	6,054	204,669
Non-Current Assets:		
Machinery and Equipment, net of Accumulated Depreciation	113,874	-
Right-of-Use Asset	501,423	698,949
Security Deposit	40,000	40,000
Intangible Asset - net	-	-
Total Non-Current Assets	655,297	738,949
TOTAL ASSETS	661,351	943,618
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	32,966	52,095
Lease Liability - Short Term	198,515	186,735
Total Current Liabilities	231,481	238,830
Non-Current Liabilities:		
Lease Liability - Long Term	301,650	500,165
Notes Payable	811,979	156,981
Total Non-Current Liabilities	1,113,629	657,146
TOTAL LIABILITIES	1,345,110	895,976
EQUITY		
Member's Capital	3,843,545	2,932,181
Accumulated Deficit	(4,527,304)	(2,884,539)
TOTAL EQUITY	(683,759)	47,642
TOTAL LIABILITIES AND EQUITY	661,351	943,618

LEVEL UP LIVE HOLDINGS, LLC
CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales Revenue	166,198	5,366
Cost of Goods Sold	157,438	5,143
Gross Profit	8,760	223
Operating Expenses		
Advertising & Marketing	64,872	6,523
Contractor	41,175	1
General and Administrative	188,981	83,635
Payroll Expenses	543,280	505,214
Professional Fees	206,134	80,039
Operating Lease Expense	214,740	125,265
Research and Development Costs	409,720	880,004
Total Operating Expenses	1,668,902	1,680,681
Total Loss from Operations	(1,660,142)	(1,680,458)
Other Income or Expense		
Other income	36,000	51,125
Start up costs	-	-
Total Other Income/Expense	36,000	51,125
Earnings Before Income Taxes, Depreciation, and Amortization	(1,624,142)	(1,629,333)
Amortization Expense	-	-
Depreciation Expense	7,240	-
Net Income (Loss)	(1,631,382)	(1,629,333)

LEVEL UP LIVE HOLDINGS, LLC
CONSOLIDATED STATEMENT OF MEMBER'S EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital			
	# of Units	**$ Amount**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/22	1,025,384	848,974	(1,255,207)	(406,233)
Contribution	36,537	2,083,207	-	2,083,207
Distribution	-	-	-	-
Net Income (Loss)	-		(1,629,333)	(1,629,332)
Ending Balance 12/31/2022	**1,061,921**	**2,932,181**	**(2,884,539)**	**47,642**
Contribution	74,672	911,364	-	911,364
Distribution	-	-	-	-
Prior Period Adjustment	-	-	(11,383)	(11,383)
Net Income (Loss)	-		(1,631,382)	(1,631,382)
Ending Balance 12/31/2023	**1,136,583**	**3,843,545**	**(4,527,304)**	**(683,759)**

LEVEL UP LIVE HOLDINGS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,631,382)	(1,629,333)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization Expense	-	-
Depreciation Expense	7,240	-
Prior Period Adjustment	(11,383)	
Inventory	35,776	(35,776)
Accounts Payable	(19,129)	29,519
Lease Liability - Long Term	(198,515)	500,165
Lease Liability - Short Term	11,780	186,735
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(174,231)	680,643
Net Cash provided by (used in) Operating Activities	(1,805,613)	(948,690)
INVESTING ACTIVITIES		
Fixed Assets - net	(121,114)	-
Right-of-Use Asset	197,526	(698,949)
Security Deposit	-	(40,000)
Net Cash provided by (used in) Investing Activities	76,412	(738,949)
FINANCING ACTIVITIES		
Member's Capital	911,364	2,083,207
Notes Payable	654,998	(480,695)
Net Cash provided by (used in) Financing Activities	1,566,362	1,602,512
Cash at the beginning of period	168,892	254,019
Net Cash increase (decrease) for period	(162,839)	(85,127)
Cash at end of period	6,054	168,893

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Level Up Live Holdings, LLC ("the Company") was established in Utah on August 1, 2019. The Company specializes in developing and commercializing a novel form of sports entertainment focused on target shooting. It offers a sports-entertainment venue featuring a safe, dynamic, and high-tech shooting sports experience for everyone to enjoy. Using AirSoft equipment—an air-powered firearm—the Company provides guests with a highly realistic yet incredibly safe shooting experience. The proprietary gaming technology, including 3D mapping video projection, real-time scoring, and special effects, allows players to stand, move, and run in the AirSoft shooting experience, bringing gaming to life in a way never seen before. The Company currently serves consumers directly by offering this unique sports entertainment at its facility in greater Seattle, with plans to expand to other locations. Additionally, it licenses the system to third parties to deliver the experience to end consumers indirectly.

The Company has a wholly owned subsidiary, Level Up Live, LLC, which was organized in Utah on April 19, 2019.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Level Up Live, LLC a Utah entity formed on April 19, 2019. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $6,054 and $168,893 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Machinery & Equipment	5	41,919	14,929	-	26,990
Research & Development Demo Structure	5	86,884	-	-	86,884
Grand Total	-	128,803	14,929	-	113,874

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from its sports-entertainment facility, where consumers pay a usage fee to access the Level Up Live attraction. The Company's payments are generally collected upfront, with customers purchasing tickets via credit card on the Level Up Live website. The Company's primary performance obligation is to provide access to the attraction and ensure that it is operational. For walk-in customers, access is immediate, while corporate events are scheduled two to six weeks in advance, aligning the timing of payment and performance.

The Company also generates revenues from licensing the Level Up Live "Smart Target" system to third parties, which operates it as a sports-entertainment attraction for consumers. Revenue consists of a one-time license fee for the system and 50% of net revenue generated by the system in perpetuity. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain software uptime for users and provide ongoing break-fix maintenance and software updates. Revenue from license fee is recognized upon completion of specific milestones: 50% at contract signing, 25% when equipment is shipped and received, and 25% when the equipment is installed and activated by Level Up Live personnel. It takes four (4) weeks from the upfront payment to shipping, depending on any tenant improvements the customer needs to make to their facility prior to installation.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of travel expenses, office supplies, office equipment, software subscriptions, and other miscellaneous expenses.

Payroll Expenses

Payroll expenses include wages, payroll benefits, payroll tax expenses and related expenses.

Research and Development Costs

Research and Development costs include contractor's expenses, research lab, parts and supplies, prototype expenses, software development and software subscriptions expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into convertible promissory with Tyler Harris, President and Thomas Chiarella, Manager. Details of these notes payable are disclosed in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On June 9, 2022, the Company entered into lease agreement with Reef Preston, LLC, for an office and warehouse space totaling 6,804 and 4,390 square feet. The term and duration of the lease was for a period of four (4) years commencing on June 1, 2022 and ending on the 31st day of May 2026. The Company has an option to renew the lease for one renewal term of four (4) years.

Lease Expenses	
	Year Ending 2023
Operating Lease	340,005

Maturity Analysis	
Year	Operating
2024	210,067
2025	216,369
2026	91,261
Total undiscounted cash flows	517,697
Less: Present Value Discount	(17,532)
Total lease liabilities	500,165

NOTE 5 – LIABILITIES AND DEBT

Convertible Promissory Notes - On December 31, 2023, The Company has entered into two (2) convertible promissory note agreements for the purposes of funding operations with Tyler Harris, President and Thomas Chiarella, Manager. The interest on the notes was 3%. The notes did not specify a maturity date. The principal and interest are due and payable on an annual basis. At the holder's option, the outstanding principal amount of the note shall be converted into shares or units of equity securities sold in the most recent prior equity financing of the Company, at the same price, terms and conditions. See Note 3 Related Party disclosures.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023		For the Year Ended December 2022	
				Current Portion	Total Indebtedness	Current Portion	Total Indebtedness
Convertible Note Payable – Thomas Chiarella	781,999	3%	None stated	781,999	781,999	125,000	125,000
Convertible Note Payable – Tyler Harris	29,980	3%	None Stated	29,980	29,980	31,981	31,981
Total	811,979			811,979	811,979	156,981	156,981

Debt Principal Maturities Subsequent to 2023

Year	Amount
2024	811,979

NOTE 6 – EQUITY

The Company is structured as a limited liability, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2023 is below:

Holder (Security)	Common Units	Ownership
Level Up Live Founders, LLC	807,699	71.06%
Focus Ventures, LLC	180,000	15.84%
NextGen Range Consulting, LLC	50,000	4.40%
Thomas Chiarella	12,821	1.13%
Other investors	86,073	7.57%
Total	1,136,593	100%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Aug 22, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF LEVELUPLIVE

Immersive Shooting Sports Entertainment

Level Up Live has transformed target shooting into a new form of sports entertainment. We offer a safe, dynamic, competitive, and immersive experience where players stand, run, and live in the game, bringing target shooting to life like never before.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

REASONS TO INVEST

 **PEOPLE LOVE THE LEVEL UP LIVE EXPERIENCE:** The Level Up Live experience has received positive feedback from hundreds of beta test participants, including families, gamers, and corporate groups, many of whom felt like they were immersed in a video game.

 **WE HAVE A HUGE MARKET OPPORTUNITY:** Airsoft's legality in most countries gives us the opportunity to target a portion of the $22.5B global sports-entertainment market. We see



WE HAVE PATENTED TECHNOLOGY: Our technology, which includes smart targets, video mapping, live scoring, and games, is protected by one issued patent, with one additional patent pending.

TEAM



Thomas Chiarella • Founder, CEO

I am a business builder with extensive experience in the high-technology industry spanning Internet of Things (IoT), sensors, artificial intelligence, media, and enterprise software. I've directly worked for/with some of the most advanced and innovative companies in the world including Disney, Microsoft, GE and HBO. I've also been involved with eight venture-backed startups as founder, investor, advisor and/or Board member, six of which had exits to publicly traded companies.
Level Up Live that brings together my love of high-tech with my passion for shooting sports. Ever since I joined my university's international skeet team many, many years ago, I've had amazing experiences competing with men and women from all walks of life and from many countries around the world. It has been my dream to share that fun and camaraderie with others. I have imagined a place where shooting sports are accessible to everyone in a completely new format. That place is called Level Up Live.

I believe my entire adult life has prepared me to make Level up Live the next big thing in global sports and entertainment.

Past exit performance does not guarantee a future exit for Level Up Live. Investors should not a assume a return on investment.

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Tyler Harris • Co-Founder & President

I am the Co-Founder and President of Level Up Live, with more than 15 years of experience in software and services. Throughout my career, I've succeeded in industries ranging from insurance to high tech and agriculture. I studied at Cambridge University and have since become an expert in digital marketing, business, sales, and corporate development for high-tech companies.
In 2014, I sold my insurance brokerage and entered the high-tech industry with Tableau Software in Seattle, where I led 3,000 reps in sales performance. I was later

I sit on the Board of Advisors for "Publisher Arts," an international marketing company, and am a Charter and Syndicate Member of "The Oxbridge Angels," a venture capital and private equity firm based in London. This fund primarily supports UK-based companies founded exclusively by Oxford or Cambridge alumni.

I have three kids and reside in Midway, UT. I'm also an avid kayak bass fisherman. When I'm not testing the latest games at Level Up Live, you can find me on the water.

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Pearl Chan • Financial Advisor



I have never shot a gun before—no airsoft, no live fire, not even a BB gun. However, I'm excited to be a part of Level Up Live, as I truly believe it has the potential to be a disruptive technology with growth potential.
Outside of Level Up Live, I spend my time hiking and cycling. For the last ten years, my husband and I have trained each year for a new adventure.

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Niina Fujioka • Legal Advisor



I am a seasoned legal and business advisor with a diverse background in supporting startups. With extensive experience in business and legal operations, I've worked with multiple firms across a wide range of practice areas, including litigation, corporate, intellectual property, family law, international law, and mergers & acquisitions. I have demonstrated expertise in business strategy, operations, contract negotiation, and human resources, helping companies navigate the complexities of growth and development.

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Achyut "Kumar" Allady • Board Member



Kumar A. Allady is the founder and CEO of Smart Structures, with over 20 years of experience in the engineering industry, specializing in geotechnical and structural engineering. He has worked on numerous high-profile projects, including the World Trade Center and the Freedom Tower in New York City, as well as many large bridges across Florida. As CEO of Smart Structures, Kumar is addressing the global need to improve the quality, cost, and assurance of critical civil infrastructure through the development of advanced sensors, electronics, and information services.
Kumar is also an active investor and advisor in the high-tech startup community, both in the U.S. and internationally. He values the opportunity to share his knowledge and

Institute of Technology, Kanpur, and a Master of Science degree in Geotechnical Engineering from the University of Illinois at Urbana-Champaign.

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Frank Medina • Chief Financial Officer (interim)

My career has been primarily focused on start-up and high-growth enterprises. I studied Finance and Accounting at the University of Oklahoma and, with over 15 years of experience, my expertise lies in businesses at their early developmental stages or poised for significant growth. Notably, during the inception of Wilshire Gun, I played a pivotal role in securing capital and assembling the essential teams to execute their growth strategy.

I am adept at leveraging technology to optimize operations and enhance customer experiences. In my role as a corporate controller for a thriving medium-sized company, I contributed to a remarkable achievement of over 40% annual sales growth for six consecutive years. My proficiency spans across accounting, finance, operations, and commercial real estate, equipping us with a diverse skill set crucial for navigating the intricacies of both emerging and established businesses. With me on board, you can be assured of my dedication to assisting in planning for the financial success of your business while helping you and your team navigate the myriad complexities of new and existing businesses.

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Jian Chen • Engineering Program Manager

I've encountered groundbreaking innovations through my time at Tesla, Hyperloop, and Amazon Robotics. However, my journey has now led me to the most exhilarating juncture of my professional life – joining Level Up Live. In my experience, I've marveled at the tech prowess of those tech giants, yet nothing has quite matched the sheer uniqueness and innovation that defines Level Up Live. This is a company unlike any other, a true one-of-a-kind venture in its relentless pursuit of redefining gamification and delivering unparalleled shooting experiences.
This, to me, is more than a job; it's a calling, a chance to be a part of something unparalleled. I'm beyond excited to revolutionize the world of gamification, transforming it through the magic of smart targets, spellbinding special effects, and real-time live scoring, creating an experience that's nothing short of sensational.

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Jason Winn • Director of Software Engineering

I've been programming since I was a kid, and I consider myself lucky to have built a career doing something I love. A good friend introduced me to shooting several years conservation organizations in the Cascades.

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Clem Ho • Digital Media Manager



I've been a competitive shooter since I was around 13 years old, primarily competing in USPSA. Since then, I've expanded my shooting abilities to include 3-gun, 2-gun, and The Proving Grounds. I first encountered Level Up Live and Tyler Harris at Shot Show, where I saw their presentation on the future of shooting sports and was immediately drawn to their vision and technology.
I'm a recent graduate of the University of Cincinnati, where I earned a BA in Media Production with a minor in Marketing. Beyond shooting sports, I'm passionate about filmmaking and photography.

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Tejasrikumar Kori • Lead Mechatronics Engineer



I believe in seizing opportunities, and Level Up Live presented the perfect chance for me to embark on a remarkable journey. Originally from India, where guns were often associated with violence, my perspective shifted during my first job interview with this company. I was introduced to the world of shooting sports, and from that moment, I knew I had found an exciting, challenging, and unique career path.
Working with diverse industry professionals at Level Up Live has been enlightening, and I'm constantly amazed by the cutting-edge technological advancements the company offers. Outside of work, I enjoy embarking on invigorating hikes, exploring new places and restaurants (especially those with delicious desserts), indulging in anime and sci-fi shows, and honing my skills in boxing and Muay Thai.

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Manouj Govindaraju • Lead Game Developer



I'm an artist at heart, always on the lookout for innovative ventures. With a Master's degree in Interactive Media and Game Development, I've developed a genuine passion for interactive experiences and gaming, making my alignment with Level Up Live a natural fit.
I love merging my creative instincts with technical skills to make meaningful contributions to the Level Up Live team. When I'm not immersed in that world, you can find me experimenting with the latest technologies, sketching, indulging in sci-fi movies, building crypto-mining rigs, and, of course, diving into the world of video games.

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My father taught me to shoot when I was six years old. I quickly took to the sport and have since enjoyed passing on safe and responsible gun practices to friends and family. I believe that Level Up Live has an extraordinary model for introducing new audiences to conscientious and sound shooting culture, while also providing a fresh and entertaining experience for more seasoned shooters.

I am impact-driven and mission-oriented. After earning both an MBA and a law degree from Northwestern University, I moved back home to the beautiful Pacific Northwest. I worked in marketing and PR on public-facing projects for Paul Allen at Vulcan, Inc. before diving into the startup world, where I've worn many hats for the past seven years.

In addition to practicing law and running my own business, I enjoy mentoring under-resourced teenagers in San Diego through A Bridge For Kids. I'm also proud to serve as an Intelligence Officer in the United States Navy Reserve. In my free time, I love playing music, gardening, exploring nature, traveling, and working out.

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Li Shy Sterling • UX/UI Designer

My journey into UX design began with a love for creating stories through art, inspired by the intricate beauty of fine china porcelain. This creative spark led me to pursue ceramics in high school, and over time, it evolved into a passion for digital storytelling through UX design.

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Jenna Chiarella • Software Engineer (intern)

Long before I started working for Level Up Live (LUL), I helped my dad solder and build the smart targets. He would give me presentations on LUL's goals and his vision for where the business was heading. I got involved because I believed in the message and wanted to contribute to the company's growth. While I'm still getting used to shooting, I enjoy the sport and having fun at the ranges. My love for the sport continues to grow. Outside of LUL, I'm dedicated to my studies at Auburn University in Alabama, and I'm an avid workout enthusiast. I enjoy hiking, swimming, reading, and bike riding. While I'm no longer the avid equestrian I once was, I'm still a horse-crazy girl at heart. In the workplace, I'm organized and efficient, always staying on top of tasks and offering practical solutions to problems. Outside of work, I'm good at cooking, and I can fall asleep almost anywhere. I love LUL for its message and because it's incredible to watch my dad build his dream. It's truly inspiring and heartwarming to see him pursue his vision

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THE PITCH

A New Standard in Shooting Sports

We love target shooting and shooting sports; visceral, tactile, and physical. And we love video games and gaming; immersive, collaborative, and competitive. So, we decided to combine the best aspects of target shooting and immersive gaming to create a new form of sports entertainment that has broad appeal demographically and globally.

Our 15 months of beta testing suggest that the addictive fun of the experience can positively influence business fundamentals. Gamifying target shooting leads to large groups that play longer, which increases revenue per guest per visit. Additionally, our real-time scoring and leaderboards create an immediate "… let's play that again…" reaction as players seek to best family members, friends, and colleagues in their group. As a result, the average Level Up Live player fires over 500 rounds in a 2-hour session, giving them an incredibly amount of action and value for money. Since we use Airsoft, a guest can fire 500 BB rounds, and our cost of goods (cost of consumables) is below $1. This enables us to offer tremendous value and earn high gross margins of 75% or better.

	Level Up Live	Gun Range	Video & Arcade Games
Time Spent	2+ Hours	37 Mins	10 Mins
Group Size	20+	1.2	1.5
Live Action	500+	67 Rds Fired	Virtual
Game Play	★★★★★	★	★★★
Live Scoring	✓		✓
Selection of Games	✓		✓
Real Skill Development	✓	✓	
Safety	✓	★	✓
Multi-Player	✓		✓
Brand Appeal	★★★★★	★	★★★
Competitions	✓	✓	
Professional Uses	✓	✓	

THE PROBLEM & OUR SOLUTION

Scalable, Inclusive, and Profitable

Traditional shooting sports have seen little innovation, often offering outdated, restrictive, and sometimes alienating experiences that fail to engage a broad audience. These environments, which frequently involve human-likeness targets and firearms, have created a barrier for many who seek a safer, more inclusive, and modern entertainment option. The need for a tech-driven, immersive alternative is more pressing than ever.

Level Up Live is addressing this gap by offering a cutting-edge, safe, and family-friendly solution. Our patented technology integrates live-action shooting with real-time scoring, gamification, and multiplayer experiences, transforming shooting sports into an accessible, exhilarating activity for a modern, sophisticated audience. With over 120 proprietary innovations, one issued patent and one pending patent, we've built an experience that goes beyond traditional shooting, delivering advanced features like our closed-loop control system, 3D mapping, and smart targets.



1 Issued Patent

1 Patent Pending

120+ Inventions

KEY INNOVATIONS

Closed-Loop Control System

Advanced Target Detection System

Machine Vision and AI

PROPRIETARY TECH

Wearables

Dynamic Assignments

Real-Time Feedback

SCALABLE.
SAFE.
INCLUSIVE.

What sets us apart is our commitment to safety and inclusivity. We don't sell or use retail guns, replica guns, or human-likeness targets, ensuring a non-violent, family-friendly environment. Our globally scalable model allows us to operate even in regions where traditional shooting sports face restrictions, thanks to our destination-based system that keeps all Airsoft guns on-site. This enables Level Up Live to expand into key international markets, making the experience accessible to a global audience.

IMMERSIVE TRAINING ARENA.



A Zone can accommodate up to 16 people at one time. Our per-person pricing varies based on time of day and day-of-week and ranges from $20 to $45 per hour per person. At a 50% occupancy rate, each Zone generates $1.2M in "gaming" revenue at an 85-88% gross margin.

ZONE FORMAT

Dimension:
2,500 Sq. Ft. Dimensions
Consisting of 4 Stations

Max Capacity:
4 Players per Station
(16 Players)



THE MARKET & OUR TRACTION

Patented Systems for a Wide Audience

Seizing a Global Opportunity

The global market for shooting sports entertainment is ripe for innovation, and Level Up Live is at the forefront of this transformation. With the legal framework for Airsoft in place across key regions—the U.S., Canada, Western Europe, and pan-Asia—we believe we are uniquely positioned to capitalize on this untapped potential.

Why the Timing is Right

Recent trends highlight the growing demand for innovative, experience-based entertainment. In the U.S. alone, TopGolf has demonstrated that consumers are hungry for experiences that blend technology, physical activity, and social engagement, attracting over 30 million unique guests annually. Level Up Live aims to do the same for shooting sports by delivering a fresh, immersive experience enhanced by cutting-edge technology. Our platform addresses a key gap in the market: modernizing shooting sports to appeal to today's sophisticated, tech-driven consumers.



WE HAVE FOUR MAIN MARKETS

$2.5B
Consumer sports-entertainment in the US

$5B
Consumer sports-entertainment international

$5B
Military & Law Enforcement training in the US

$10B
Military & Law Enforcement training international

LEVEL UP LIVE

Proof of Concept and Future Potential

Our early traction supports this vision. As shooting sports participation rises—up 51% in the U.S. between 2009 and 2018—consumer preferences are shifting toward a new type of experience. Level Up Live is catering to this emerging market, attracting a younger, more urban audience that values safety, innovation, and social interaction. Our data shows that our patented systems are built for a wide and diverse demographic—with a focus on inclusivity, safety, and accessibility.

The stats speak for themselves. 47% of our target market are women, compared to only 22% at traditional ranges. More than 80% of our audience experienced shooting sports for the first time after age 18, making us a go-to option for both new and experienced participants. With these metrics and the broader trends in consumer sports entertainment and training markets—both domestically and

	Traditional Range Customer	The New Target Shooter
Average Age	45	34
Female	22%	47%
Lives in Urban/Suburban	40%	47%
Active Hunter	45%	18%
First Time Shooting After 18	24%	80%

8.4M
First-Time Gun Buyers in 2020

50%+
Are Left-of-Center on the Political Spectrum

40%
Of Those Buyers Were Women

Target shooting participation in the U.S. is on the rise - up 51% from 34.4 million Americans in 2009 to 52.1 million Americans in 2018

WHY INVEST

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INVEST TODAY IN
LEVEL UP LIVE
Join us in transforming how the world thinks about and engages with shooting sports.

The reasons to invest in Level Up Live are simple:

- We offering something that the market wants. People love to play, build real skills and complete at Level Up Live, not just once but again and again.
- Our market opportunity is global because our use Airsoft equipment and an arrive-and-participate model that is legal in all but a few countries around the world.
- Our proprietary technology, which includes electronics, software, sensors, gaming, audiovisual, and AI is proprietary and covered by the growing number of patents.
- We can adapt and optimize our immersive shooting experience technology for law enforcement, military and security training, giving us another large and global market opportunity.

Investing in Level Up Live offers the opportunity to be part of what could be the next big thing in sports entertainment. We're not just creating a new activity; we're redefining the entire industry with a safe, non-violent, and inclusive approach to shooting sports. Your investment will fuel our expansion into new markets and help us continue to innovate.

8134 304th Ave SE
Issaquah, WA 98027

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Level Up Live has transformed target shooting into a new form of sports entertainment. We offer a safe, dynamic, competitive, and immersive experience where players stand, run, and live in the game, bringing target shooting to life like never before.

TERMS

LevelUpLive

Overview

PRICE PER SHARE	VALUATION
$2	$25.91M
DEADLINE ⓘ	FUNDING GOAL ⓘ
Jan. 29, 2025 at 7:59 AM UTC	$124k - $1.24M

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$200	Equity
MAX INVESTMENT ⓘ	SHARES OFFERED
$1,235,000	Common Units

MIN NUMBER OF SHARES OFFERED
62,000

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$661,351	$943,618
Cash & Cash Equivalents	$6,054	$168,893
Accounts Receivable	$0	$0
Short-Term Debt	$231,481	$238,830
Long-Term Debt	$1,113,629	$657,146
Revenue & Sales	$166,198	$5,366
Costs of Goods Sold	$157,438	$5,143
Taxes Paid	$0	$0
Net Income	-$1,631,382	-$1,629,333

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange

Investment Incentives

Tier 1: Invest $500 - $999

- **Bonus Shares:** 4% bonus shares
- **Free Gameplay:** 2 hours of free gameplay for Investor + 1 guest at Level Up Live, Alhambra
- **Recognition:** Thank you shout-out on Level Up Live social media

Tier 2: Invest $1,000 - $2,499

- **Bonus Shares:** 6% bonus shares
- **Free Gameplay:** 2 hours of free gameplay for Investor + 2 guests at Level Up Live, Alhambra
- **Investor Badge:** "Early Supporter" badge on Global Leaderboard
- **Exclusive Access:** Early access to special events at the facility
- **Exclusive Merchandise:** Level Up Live merchandise (hat, t-shirt, etc.)

Tier 3: Invest $2,500 - $4,999

- **Bonus Shares:** 8% bonus shares
- **Free Gameplay:** 4 hours of free gameplay for Investor + 2 guests at Level Up Live, Alhambra
- **Investor Badge:** "Early Supporter" badge and custom in game avatar/banner on Global Leaderboard
- **VIP Status:** Receive a VIP pass for one exclusive event (eg. AirsoftCon)
- **Exclusive Merchandise:** Level Up Live merchandise (hat, t-shirt, etc.)

Tier 4: Invest $5,000 - $9,999

- **Bonus Shares:** 10% bonus shares
- **Free Gameplay:** 4 hours of free gameplay for Investor + 4 guests at Level Up Live, Alhambra (can be used in multiple sessions)
- **Investor Badge:** "Early Supporter" badge and custom in game avatar/banner on Global Leaderboard
- **VIP Status:** Receive a VIP pass for one exclusive event (eg. AirsoftCon)
- **Exclusive Merchandise:** Level Up Live merchandise (hat, t-shirt, etc.)

Tier 5: Invest $10,000 - $24,999

- **Bonus Shares:** 15% bonus shares
- **Free Gameplay:** 6 hours of free gameplay for up to 5 guests at Level Up Live, Alhambra (can be used in multiple sessions)
- **Investor Badge:** "Early Supporter" badge and custom in game avatar/banner on Global Leaderboard
- **VIP Status:** Receive a VIP pass for one exclusive event (eg. AirsoftCon)
- **Exclusive Merchandise:** Insider-only team wear (jersey, hat, t-shirt, bag, etc.)
- **Private Event:** Private event at the Level Up Live, Alhambra facility for up to 20 guests

Tier 6: Invest $25,000 – $99,999

- **Bonus Shares:** 20% bonus shares
- **Free Gameplay:** 8 hours of free gameplay for Investor + 9 guests at Level Up Live, Alhambra (can be used in multiple sessions)
- **Investor Badge:** "Early Supporter" badge and custom in game avatar/banner on Global Leaderboard
- **VIP Status:** Receive a VIP pass for one exclusive event (eg. AirsoftCon)
- **Exclusive Merchandise:** Insider-only team wear (jersey, hat, t-shirt, bag, etc.)
- **Private Event:** Private event at the Level Up Live, Alhambra facility for up to 20 guests
- **Behind-the-Scenes Tour:** Personalized tour of the facility at Evike Alhambra, CA and R&D facility in Seattle, WA. and opportunity to meet the development team

Tier 7: Invest $100,000+

- **Inclusive of all tier 6 perks**
- **Founder's Circle Membership:** Membership in the Founder's Circle, which are the original 15 investors in Level Up Live. Founder's Circle investors have direct access to Company management, and receive quarterly business briefings, and to Early Access & VIP events. Founder's Circle investors also have the opportunity explore partnership opportunities with the Company including new locations, international expansions and more.

you buy 100 shares of Common Units at $2.00 / share, you will receive 110 shares of Common Units, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,] in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS



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Level Up Life: Disrupting Shooting Sports With Welcoming, Inclusive Fun

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From Virtual to Reality: Level Up Live Revolutionizes Immersive Gaming

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Airsoft Guns Market Size Worth USD 4.21 Billion in 2032

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With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

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opportunity to cancel during this timeframe. If you do not cancel within this 3-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

LEVEL UP LIVE - OVERVIEW

We open on a flashy, exciting edit, showcasing people arriving at Level Up Live and interacting with the experience.

TEXT ON SCREEN: THE THRILL OF SPORTS ENTERTAINMENT

Intense action. Targets being nailed. The cheer of a crowd.

TEXT ON SCREEN: THE POWER OF GROUND-BREAKING TECH

The score system tallying up a high score. The tech on display.

TEXT ON SCREEN: THE JOY OF COMPETITION

We cut to smiling faces and people having a great time.

TEXT ON SCREEN: INTRODUCING LEVEL UP LIVE

We see Level Up Live in action. We dive into the technology, with graphics showcasing how it works.

V.O: Live in the Game with Level Up Live; combining immersive gaming technology with the thrill of target shooting for a fantastic unique sports entertainment experience. We cut back to users engaging with the experience and having a great time.

TEXT ON SCREEN: 100S OF LOCATIONS PLANNED AROUND THE GLOBE

NOTE: ON-SCREEN DISCLAIMER IN PRINT AT BOTTOM: These projections are based on current expectations and may not materialize.

We cut to data showcasing the potential locations around the globe and some info on audience data, including the expected revenue per location.

TEXT ON SCREEN: TECHNOLOGY YOU'VE NEVER SEEN BEFORE We see a graphic of the 4 patents, 100+ inventions and key innovations flash across the screen. We see the financial impact and projections on screen.

V.O: Level Up Live features one of the world's most advanced target shooting systems that offers users with dozens of targets dynamic skills, drills and games, interactive scoring, real-time biometric feedback, and a global player network with leaderboards, levels, achievements, clans, teams and more.

We see detail shots of the smart targeting systems and the wearables in action.

We enter an outro where we see the promise of the technology and a map of locations around the world.

We see more smiling faces and testimonials from users.

NOTE: ON-SCREEN SMALL PRINT: This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

TESTIMONIAL 1: It was amazing.

TESTIMONIAL 2: So fun!

TESTIMONIAL 3: Like being in the game.

We see even more of a positive response on social media, filling the screen with positive comments and great

reactions.

We cut to a big outro:

TEXT ON SCREEN: THIS. IS. LEVEL UP LIVE.

We end with a call-to-action and an ask for our audience followed by a logo reveal.

LEVEL UP LIVE

LIVE IN THE GAME

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

LEVEL UP LIVE HOLDINGS, LLC

A Utah Limited Liability Company

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

Dated as of October 30, 2020

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT
OF
LEVEL UP LIVE HOLDINGS, LLC

This Limited Liability Company Operating Agreement (as amended and/or restated from time to time, this "Agreement") of Level Up Live Holdings, LLC, a limited liability company organized under the laws of the State of Utah (the "Company"), is made and entered into effective as of October 30, 2020, by and among those Persons listed as "Members" on the signature page hereof, which Persons constitute all of the members of the Company as of the date hereof, those Persons listed as "Managers" on the signature page hereof, which Persons constitute all of the managers of the Company as of the date hereof, and each other Person who after the date hereof becomes a party to this Agreement by executing a joinder hereto.

RECITALS

WHEREAS, the Company was formed as a limited liability company under the Act upon the filing of the Certificate with the Division on August 2, 2019;

WHEREAS, the original members of the Company did not adopt an operating agreement of the Company; and

WHEREAS, the Members now desire to enter into this Agreement to set forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members agree as follows:

ARTICLE 1. DEFINITIONS

In addition to other terms defined throughout this Agreement, the following terms shall have the meanings set forth in this ARTICLE 1:

1.01 "Act" means the Utah Revised Uniform Limited Liability Company Act, as set forth in Utah Code Sections 48-3a-101 et seq., and any successor statute, as amended from time to time.

1.02 "Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (a) credit to such Capital Account of amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(l) and 1.704-2(i)(5); and (b) debit to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.03 "Affiliate" means any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person. The term "control" as used in the immediately preceding sentence means, when used with respect to any Person, the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract, or otherwise, and shall be deemed to exist if any Person directly or indirectly owns, controls or holds the power to vote fifty percent (50%) or more of the voting securities of such other Person.

1.04 "Available Cash" means the gross cash proceeds from Company operations (including sales and dispositions of property) less the portion thereof used to pay or establish reserves for all Company expenses, guaranteed payments, debt payments, capital improvements, replacements and contingencies, all as determined by the Board of Managers in its sole discretion. Available Cash shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of cash reserves previously established.

1.05 "Board of Managers" means the board of managers of the Company, comprised of those Manager(s) appointed in accordance with the provisions of ARTICLE 7, being delegated the power and authority to manage the business and affairs of the Company, subject to the terms set forth in this Agreement.

1.06 "Book Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Book Value of any asset other than cash contributed by a Member to the Company will be the gross fair market value of such asset, as agreed to by the contributing Member and the Board of Managers;

(b) the Book Value of all Company assets will be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (i) the contribution of more than a de minimis amount of money or other property to the Company by a new or an existing Member as consideration for Units; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for Units; (iii) the issuance of more than a de minimis amount of Units as consideration for the provision of services to or for the benefit of the Company; and (iv) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations; provided, however, that adjustments pursuant to clauses (i), (ii) and (iii) of this sentence will be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) the Book Values of the Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) of the Code or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations; provided, however, that Book Values shall not be adjusted pursuant to this paragraph (c) to the extent that the Board of Managers reasonably determines that an adjustment pursuant to paragraph (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (c);

(d) the Book Value of any Company asset distributed to any Member will be the gross fair market value of such asset on the date of distribution, as determined by the Board of Managers; and

(e) if the Book Value of an asset has been determined or adjusted pursuant to paragraph (a), (b) or (c) above, such Book Value will thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses (and not by the depreciation, amortization or other cost recovery deductions allowable with respect to that asset for federal income tax purposes).

1.07 "Capital Account" shall refer to a Member's equity in the Company as described and adjusted in Section 4.04 and the other applicable provisions of this Agreement.

1.08 "Capital Contribution" means, with respect to a Member, the amount of cash, property, or services rendered or to be rendered as a contribution to the Company with respect to the Units in the Company held or purchased by such Member.

1.09   "Certificate" means the Certificate of Organization of the Company that has been filed with the Division to organize the Company as a limited liability company, including any amendments and restatements thereof.

1.10   "Common Unit" means a Unit designated as such upon its issuance and having the rights, preferences, and obligations set forth in this Agreement.

1.11   "Code" means the Internal Revenue Code of 1986, as amended, including any applicable Treasury Regulations promulgated thereunder.

1.12   "Company Minimum Gain" means "partnership minimum gain" (as that term is defined in Section 1.704-2(b)(2) of the Treasury Regulations) with respect to the Company.

1.13   "Depreciation" means, for each fiscal year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such fiscal year; provided, however, that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year, Depreciation will be an amount that bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction with respect to such asset for such fiscal year bears to such beginning adjusted tax basis; and, provided further, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year is zero, Depreciation will be determined with reference to such beginning Book Value using any reasonable method selected by the Board of Managers.

1.14   "Division" means the Division of Corporations and Commercial Code of the Utah Department of Commerce, or any other department or division of the State of Utah which hereafter may be given responsibility for administering the Act and accepting filings made in behalf of the Company pursuant to the Act.

1.15   "Existing Litigation" means any and all actions, suits or proceedings initiated either by the Company against a third-party or by a third-party against the Company or any of its assets that are pending as of the date of this Agreement.

1.16   "Focus" means Focus Ventures, LLC, a Utah limited liability company.

1.17   "Fully Diluted Basis" means, as of any date of determination, with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

1.18   "Involuntary Transfer" means any (a) Transfer of Units by a Member to another Person (except to the extent such Transfer constitutes a Permitted Transfer) resulting from (i) any seizure under levy of attachment or execution, (ii) any bankruptcy (whether voluntary or involuntary) or an assignment for the benefit of creditors, (iii) any Transfer to a state or to a public officer or agency pursuant to any statute pertaining to escheat or abandoned property, (iv) any divorce or separation agreement or a final decree of a court in a divorce action, (v) death or permanent disability or (vi) the operation of law, or (b) voluntary or involuntary withdrawal or dissociation, or attempted withdrawal or dissociation of a Member in accordance with the Act or otherwise.

1.19   "IRS" means the Internal Revenue Service of the United States.

1.20   "LULF LLC" means Level Up Live Founders, LLC, a Utah limited liability company.

1.21   "Losses" has the meaning set forth in the definition of "Profits" and "Losses."

1.22   "Majority Vote" means (a) in the case of a vote or consent of the Board of Managers, (i) the vote of more than 50% of the Managers entitled to vote upon the applicable matter, each Manager having one vote, or (ii) a written consent setting forth the action taken executed by more than 50% of the Managers entitled to vote upon the applicable matter, and (b) in the case of a vote or consent of the Members, (i) the vote of Members collectively holding more than 50% of the Units entitled to vote upon the applicable matter, or (ii) a written consent setting forth the action taken executed by Members collectively holding more than 50% of the Units entitled to vote upon the applicable matter.

1.23   "Manager" means each Person executing this Agreement and identified on the signature page(s) hereof as a "Manager," whether or not a Member, and any Person who is subsequently appointed as an additional or successor Manager in accordance with the terms of this Agreement.

1.24   "Member" means each Person executing this Agreement and identified on the signature page(s) hereof as a "Member" and any Person who is subsequently admitted as an additional or substitute Member of the Company pursuant to the terms of this Agreement. Notwithstanding the foregoing, the term "Member" shall not include any Person who has withdrawn or dissociated as a member of the Company, which Person, except to the extent required by mandatory provisions of the Act, shall have the status of a Transferee.

1.25   "Member Minimum Gain" means "partner nonrecourse debt minimum gain" (as that term is defined in Section 1.704-2(i)(2) of the Treasury Regulations) with respect to the Company.

1.26   "Member Nonrecourse Debt" means "partner nonrecourse debt" (as that term is defined in Section 1.704-2(b)(4) of the Treasury Regulations) with respect to the Company.

1.27   "Member Nonrecourse Deductions" means "partner nonrecourse deductions" (as that term is defined in Section 1.704-2(i)(2) of the Treasury Regulations) with respect to the Company.

1.28   "Nonrecourse Deductions" shall have the meaning given in Section 1.704-2(b)(1) of the Treasury Regulations.

1.29   "Operating Distributions" means, for any calendar year and with respect to any Member, the total amount of distributions made by the Company under Section 6.01 to such Member during such calendar year less an amount equal to the product of the highest combined federal and state marginal tax rate applicable to any Member, as reasonably determined by the Board of Managers, multiplied by the Company's net taxable income (determined in accordance with the Code) that was allocated to such Member for the immediately preceding calendar year.

1.30   "Permitted Transfer" means a Transfer authorized by the Majority Vote of the Board of Managers, which must include the affirmative vote of the Focus Manager (which affirmative vote of the Focus Manager will not be unreasonably withheld, conditioned or delayed with respect to any Transfer of Units to the spouse, parent, sibling, or lineal descendant of, or to one or more trusts, corporations, partnerships, or limited liability companies for the exclusive benefit of, any Member or any equity owner of a Member).

1.31   "Person" means any individual, association, cooperative, corporation, trust, partnership, joint venture, limited liability company, or other legal entity.

1.32   "Profits" and "Losses" refer, for each fiscal year, to an amount equal to the Company's taxable income or loss (as the case may be) for such fiscal year, determined in accordance with the principles of Section 703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments, it being the intention not to duplicate any item of income or loss:

(a)   any income of the Company exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition will be taken into account in computing such taxable income or loss;

(b)   any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations) and not otherwise taken into account in computing Profits or Losses pursuant to this definition will be taken into account in computing such taxable income or loss;

(c)   in the event the Book Value of any Company asset is adjusted in accordance with paragraph (b) or (d) of the definition of "Book Value" above, the amount of such adjustment will be taken into account as gain or loss from the disposition of such asset in computing Profits or Losses;

(d)   gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Book Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Book Value;

(e)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there will be taken into account Depreciation for such fiscal year;

(f)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account in computing Profits and Losses; and

(g)   notwithstanding any other provision of this definition, any items that are specially allocated pursuant to this Agreement will not be taken into account in computing Profits and Losses.

The amounts of the items of Company income, gain, loss, deduction or expense available to be specially allocated hereunder shall be determined by applying rules analogous to those set forth in paragraphs (a) through (f) of this definition of Profits and Losses.

1.33   "Quorum" means, with respect to a meeting of the Board of Managers, a majority of the Managers entitled to vote and, with respect to a meeting of the Members, Members who collectively hold a majority of the Units entitled to vote.

1.34   "Sale of the Company" means the occurrence of any of the following events: (i) any transaction or series of transactions, whether by merger, consolidation, amalgamation, sale or issuance of equity, scheme of arrangement or otherwise, pursuant to or as a result of which (A) the Members immediately before such transaction own fifty percent (50%) or less of the direct or indirect voting power of the surviving company immediately after such transaction, or (B) a Person (or a group of Affiliated Persons acting in concert) directly or indirectly acquires, or becomes the holder of, voting power of the Company (or the acquiring or surviving company, as applicable) representing no less than a majority of the voting power of the Company (or the acquiring or surviving company, as applicable) immediately following such transaction(s) (in each case, a "Unit Sale"), (ii) a disposition of all or substantially all of the assets of the Company taken as a whole, or (iii) a sale, lease, transfer or exclusive licensing of all or substantially all of the assets of the Company taken as a whole. For the avoidance of doubt, a transaction shall not constitute a Sale of the Company if its sole purpose is to: (x) change the state of the Company's organization, or (y) create a holding company that shall be owned in substantially the same proportions by the Persons who held the Company's securities immediately before such transaction.

1.35 "Subsidiary" means any Person in which the Company, directly or indirectly through one or more intermediary Subsidiaries, owns 50% or more of such Person's voting or economic securities, and includes, as of the date of this Agreement, Level Up Live, LLC, a Utah limited liability company.

1.36 "Super-Majority Vote" means (a) in the case of a vote or consent of the Board of Managers, (i) the vote of a two-thirds majority of the Managers entitled to vote upon the applicable matter, each Manager having one vote, or (ii) a written consent setting forth the action taken executed by two-thirds of the Managers entitled to vote upon the applicable matter, and (b) in the case of a vote or consent of the Members, (i) the vote of Members collectively holding more than two-thirds of the Units entitled to vote upon the applicable matter, or (ii) a written consent setting forth the action taken executed by Members collectively holding more than two-thirds of the Units entitled to vote upon the applicable matter.

1.37 "Transfer" and its derivatives mean any gift, sale, assignment, conveyance, transfer, exchange, pledge, hypothecation, encumbrance or grant of a security interest in or other creation of a lien on or other disposition, voluntarily or involuntarily, directly or indirectly, of a Unit; provided that the term "Transfer" shall not include a redemption of all or any portion of a Member's Units by the Company.

1.38 "Transferee" means a Person who withdraws or dissociates as a Member or acquires a Unit by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with this Agreement. Notwithstanding anything herein to the contrary, (a) Transferees and the Units held by Transferees shall be subject to all of the obligations and restrictions set forth in this Agreement applicable to Members and the Units held by Members, (b) Units held by a Transferee shall not have any voting rights, and (c) a Transferee shall not have any of the rights of a Member set forth herein, other than the right to receive distributions made with respect to the Units held by such Transferee.

1.39 "Treasury Regulations" shall refer to the income tax regulations promulgated under the Internal Revenue Code and in effect as of the date hereof, as modified and supplemented or superseded after the date hereof. Where a specific Treasury Regulation is referenced, the reference shall be deemed to extend to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

1.40 "Unit" means an ownership interest in the Company (and, unless otherwise stated herein, includes all Common Units), together with all benefits and obligations to which the holder of such Units may be entitled or subject (as the case may be) under this Agreement. Additional Units may be created and issued pursuant to Section 4.06. The allocation of the Units reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act.

1.41 "Unit Equivalent" means any security or obligation that is by its terms, directly or indirectly, convertible into or exchangeable or exercisable for Units, and any option, warrant, or other right to subscribe for, purchase, or acquire Units.

1.42 "Valuation Firm" means a Person who is (a) not related with, or an affiliate of, or who does not do business with, the Company or any of its equity holders, managers, directors or officers, and (b) qualified by appropriate licensure or certification to conduct valuations of interests in a limited liability company, taking into consideration the nature of the assets owned and business conducted by the Company.

ARTICLE 2. ORGANIZATION

2.01 Formation; Conflict with Act. The Company has been formed by the filing of the Certificate with the Division pursuant to the Act. This Agreement is intended to provide for the regulation and management of the affairs of the Company. Except for the provisions of the Act that specifically may not be modified by the agreement of the Members, to the extent of any contradiction between the provisions of this Agreement and the Act or the variation of the general terms of the Act by this Agreement, the provisions of this Agreement shall govern and control, and each Member hereby consents to such contradiction or variation. Any conflict between the Certificate and this Agreement shall be controlled by this Agreement.

2.02   Company Name. The name of the limited liability company governed by this Agreement is Level Up Live Holdings, LLC, and the business of the Company shall be conducted under that name in the State of Utah and under such name or variations thereof, as the Board of Managers deems necessary or appropriate to comply with the requirements of any other jurisdiction in which the Company may elect to do business.

2.03   Agent for Service of Process. The Company's initial agent for acceptance of service of process shall be the registered agent named in the Certificate. The Board of Managers may from time to time designate another agent for acceptance of service of process and amend the Certificate or file a statement of change with the Division to reflect such change.

2.04   Members.

(a)   The Members identified herein shall constitute all of the members in the Company, and additional Members shall not be admitted to the Company except as expressly provided for herein. A Member shall not withdraw, retire, or resign from the Company or Transfer Units in the Company except as provided in ARTICLE 8 of this Agreement.

(b)   The full names and contact information of the Members are set forth on Exhibit A. The Board of Managers shall update Exhibit A upon the issuance, redemption, or Transfer of any Units to any new or existing Member. Members who change their contact information following the issuance, redemption, or Transfer of Units shall advise the Company of any change to such contact information. Any reference to Exhibit A in this Agreement means Exhibit A as amended to reflect any changes in the information specified herein.

2.05   Character of Business. The Company may engage in any lawful business activity permitted under the laws of the State of Utah. For all purposes of this Agreement and the Act, all actions within such scope of activity that are authorized or ratified by the Board of Managers on behalf of the Company or by the Majority Vote of the Members shall be deemed to be within the ordinary course of the Company's business, and, except for and subject to any specific consent requirement set forth in Section 7.04 below, no further vote, consent, ratification, or approval of the Board of Managers or the Members shall be required under Section 407 of the Act or any other provision of the Act with respect to such actions.

2.06   Perpetual Duration. The period of the Company's duration shall be perpetual; provided, however, that the Company may be dissolved in accordance with the provisions of ARTICLE 9 of this Agreement.

ARTICLE 3. MEETINGS OF THE MEMBERS

3.01   Annual Member Meetings. No annual meeting of the Members shall be required. However, the Board of Managers may, in its discretion, schedule an annual meeting of the Members each year on the date, at the time, and at the place, fixed by the Board of Managers. The business conducted at each annual meeting shall include the election of one or more Managers to fill any then-existing vacancy(ies) on the Board of Managers and such other business as may come before the meeting.

3.02   Special Member Meetings. Special meetings of the Members may be called, for any purposes described in the notice of the meeting, by the Board of Managers, the Chief Executive Officer (if any), or the holder(s) of not less than one-half of all Units entitled to vote at the meeting.

3.03   Notice of Member Meeting.

(a)   Required Notice. Written notice stating the place, day, and hour of any annual or special Member meeting shall be delivered not less than ten and no more than 60 days before the date of the meeting, by or at the direction of the person or group calling the meeting, to each Member entitled to vote at such meeting in accordance with Section 11.03.

(b)   Adjourned Meeting. If any Member meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place, if the new date, time, or place is announced at the meeting before adjournment.

(c)   Contents of Notice. Notice of any special meeting of the Members shall include a description of the purpose or purposes for which the meeting is called. Notice of an annual meeting of the Members need not include a description of the purpose or purposes for which the meeting is called.

(d)   Waiver of Notice of Meeting. Any Member may waive notice of a meeting by a writing signed by the Member that is delivered to the Company (either before or after the date and time stated in the notice as the date or time when any action will occur or has occurred) for inclusion in the minutes or filing with the Company's records. A Member's attendance at a meeting waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

3.04   Member Voting Requirements.

(a)   Approval of Actions. If a Quorum exists, action on a matter (other than the election of Managers) is approved if the votes favoring the action exceed the votes opposing the action, unless the Act, the Certificate, or this Agreement requires a greater number of affirmative votes.

(b)   Effect of Representation. Once a Unit is represented for any purpose at a meeting, including the purpose of determining that a Quorum exists, it is deemed present for Quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for that adjourned meeting.

3.05   Proxies. At all meetings of the Members, a Member may vote the Units the Member is entitled to vote in person or by a proxy executed in any lawful manner. Such proxy shall be filed with the Company before or at the time of the meeting. Each proxy shall be valid for eleven (11) months from the date of its execution unless a longer or shorter period is provided in the proxy.

3.06   Voting of Units. Unless otherwise provided in this Agreement, each outstanding Unit shall be entitled to one vote, and each fractional Unit shall be entitled to a corresponding fractional vote, upon each matter submitted to a vote at a meeting of Members. Units held by Transferees are not entitled to vote on any matter.

3.07   Action by Members without a Meeting. Notwithstanding the provisions of Section 3.01 through Section 3.04, any action which may be taken at any annual or special meeting of Members may be taken without a meeting and without prior notice if one or more consents in writing, setting forth the action so taken, are signed by the Members having not less than the minimum number of votes necessary to authorize or take the action at a meeting at which all Units entitled to vote thereon were present and voted. Action taken under this Section 3.07 has the same effect as action taken at a meeting of Members and may be so described in any document. A facsimile or similar electronic reproduction of a writing signed by a Member will be regarded as signed by such Member for purposes of this Section 3.07.

ARTICLE 4. CONTRIBUTIONS AND CAPITALIZATION

4.01   Contributions to Capital and Ownership of Units. The Members have contributed or shall contribute to the Company the Capital Contributions set forth in the books and records of the Company. In consideration for such Member's Capital Contributions or services to the Company, as applicable, each Member has received or shall receive the number and class of Units in the Company reflected on Exhibit A. Units are denominated or designated as Common Units, entitling the holder thereof to the rights set forth herein with respect to Common Units. No interest income shall be paid to the Members on their Capital Contributions or on any subsequent contributions made by the Members. No withdrawals of the Company capital, other than distributions under Section 6.01 and Section 9.02, will be permitted except as set forth in this Agreement. No Member shall be obligated to make any additional Capital Contributions to the Company except as the Company and such Member may agree in writing.

4.02   Additional Funding. Subject to the requirements set forth in Section 7.04, before or after the expenditure or commitment of Company capital, the Board of Managers may obtain or provide additional financing for Company activities by any legal method that it believes to be appropriate under the circumstances, including creating and/or issuing additional Units (pursuant to the terms set forth in Section 4.06) or obtaining debt financing for the benefit of the Company.

4.03   Capital Accounts. An individual Capital Account shall be maintained for each Member.

(a)   The Capital Account of each Member will be maintained in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations and the following provisions:

(i)   to such Member's Capital Account there will be credited such Member's Capital Contributions, such Member's distributive share of Profits and items of income or gain specially allocated hereunder, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company assets distributed to such Member;

(ii)   to such Member's Capital Account there will be debited the amount of cash and the Book Value of any other property of the Company distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and items of loss, expense and deduction specially allocated hereunder, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company; and

(iii)   in determining the amount of any liability for purposes of this subsection (a), there will be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and the Treasury Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations and shall be interpreted and applied in a manner consistent therewith. In the event that the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any additions or subtractions thereto, are computed in order to comply with such Treasury Regulations, the Board of Managers may make such modification. The Board of Managers shall also make (A) any adjustments that are necessary or appropriate, in connection with the forfeiture of Units or otherwise, to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Section

1.704-1(b)(2)(iv)(q) of the Treasury Regulations, and (B) any appropriate modifications in the event that unanticipated events might otherwise cause this Agreement not to comply with Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations.

(b)   Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Member, the Capital Account of the Member will be determined after giving effect to all transactions concluded during the then current taxable period and prior to the time as of which such determination is made, and to all allocations of Profits, Losses, and other items of income, gain, loss, and deduction and to all distributions theretofore made for such taxable period under ARTICLE 5.

4.04   Revaluation of Capital Accounts. If the Book Values of the Company's assets are adjusted pursuant to Section 1.06(b), then the Capital Accounts of the Members shall also be adjusted, consistent with applicable Treasury Regulations, to reflect the fair market value of the Company property on the date of adjustment.

4.05   Return of Capital. There is no guarantee of the distribution of any particular amount of cash to Members at any particular times. Each Member shall look solely to Company assets for the return of such Member's contributions to Company capital, and if Company assets are insufficient to return such contributions, such Member shall have no recourse against any other Member for that purpose. There is no right given the Members to receive upon liquidation of the Company any property other than cash in return for its contributions. The provisions of ARTICLE 9 shall govern the procedure and computation of amounts available for distribution upon dissolution of the Company. The Company does not in any way guarantee the return of the Members' Capital Contributions or the realization of a profit from their investment in the Company.

4.06   Additional Units. Subject to the requirements set forth in this Agreement, the Board of Managers by Super-Majority Vote may from time to time cause the Company to create new classes of Units and issue such Units or issue additional Units from existing classes of Units to existing Members or new Members, and make any reasonable or necessary conforming amendments to this Agreement to reflect the issuance of such additional Units. Any such issuance shall not be deemed a Transfer of Units hereunder.

4.07   Liability of Members. Except as otherwise provided in the Act, other applicable law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability (including Losses) of the Company or any other Member, whether arising in contract, tort, or otherwise, solely by reason of being a Member. Furthermore, except as otherwise agreed to by such Member in writing, no Member shall be required to contribute assets to the Company in an amount sufficient to eliminate any Adjusted Capital Account Deficit. This Section 4.07 shall not be deemed to limit in any way a Member's liabilities to the Company and the other Members arising from a breach of this Agreement.

ARTICLE 5. ALLOCATIONS, PROFITS AND LOSSES

5.01   Allocation of Profits and Losses. After giving effect to the special allocations set forth in Section 5.02 and Section 5.03 hereof, Profits and Losses for each fiscal year shall be allocated as follows: Profits shall be allocated among the Members in proportion to the number of Units each Member holds over the total Units issued and outstanding and subject to the limitation contained in Section 5.04, Losses shall be allocated among the Members in proportion to the number of Units each Member holds over the total Units issued and outstanding, except that any items of income, gain, loss or deduction arising from the Existing Litigation will be specially allocated to LULF LLC.

5.02   Special Allocations. The following special allocations shall be made in the following order:

(a)   <u>Minimum Gain Chargeback</u>. If there is a net decrease in Company Minimum Gain during any Company fiscal year, then each Member shall be allocated items of Company income and gain for such fiscal year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Section 1.704-2(g)(2) of the Treasury Regulations. This <u>Section 5.02(a)</u> is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistently therewith.

(b)   <u>Member Minimum Gain Chargeback</u>. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with the provisions of Section 1.704-2(i)(3) of the Treasury Regulations. This <u>Section 5.02(b)</u> is intended to comply with the "partner nonrecourse debt minimum gain chargeback" requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistently therewith.

(c)   <u>Qualified Income Offset</u>. If any Member unexpectedly receives an adjustment, allocation, or distribution of the type contemplated by Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, items of income and gain shall be allocated to all such Members (in proportion to the amounts of the deficits, if any, in their respective adjusted Capital Accounts) in an amount and manner sufficient to eliminate such deficits as quickly as possible. It is intended that this <u>Section 5.02(c)</u> qualify and be construed as a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

(d)   <u>Nonrecourse Deductions</u>. Nonrecourse Deductions for any fiscal year (not including any Member Nonrecourse Deductions), within the meaning of Section 1.704-2(b)(1) of the Treasury Regulations, shall be allocated to the Members in proportion to the number of Units (including both vested and unvested Units) held by each of them. Any Member Nonrecourse Deductions for any fiscal year shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i) of the Treasury Regulations. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Section 1.752-3(a)(3) of the Treasury Regulations, the Members' interests in Company Profits shall be in proportion to the number of Units (including both vested and unvested Units) held by each of them.

(e)   <u>Section 754 Adjustments</u>. To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Section 743(b) of the Code or Section 734(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m)(2) of the Treasury Regulations or, in the case of a distribution to a Member in complete liquidation of such Member's Units, Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Section 1.704-1(b)(2)(iv)(m)(2) of the Treasury Regulations applies, or to the Members to which such distribution was made in the event that Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations applies.

(f)   <u>Allocations Relating to Taxable Issuance of Units</u>. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Units by the Company to a Member (the "<u>Issuance Items</u>") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

5.03 **Curative Allocations.** The allocations set forth in Sections 5.02(a)-(e) and Section 5.04 (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, the Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction. Therefore, the Board of Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 5.01.

5.04 **Loss Limitation.** If the allocation of Losses to a Member as provided in Section 5.01 would create or increase a Member's Adjusted Capital Account Deficit, there shall be allocated to that Member only that amount of Losses as would not create or increase such a deficit. The Losses that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in proportion to the number of Units (including both vested and unvested Units) held by each of them, subject to the limitations of this Section 5.04.

5.05 **Other Allocation Rules.**

(a) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items will be determined on a daily, monthly or other basis (but no less frequently than once annually), as determined by the Board of Managers using any permissible method under Section 706 of the Code and the Treasury Regulations thereunder; provided that Profits, Losses, and such other items will be allocated at such times as the Book Values of the Company are adjusted pursuant to Section 1.06(b).

(b) The Members are aware of the income tax consequences of the allocations made by this ARTICLE 5 and hereby agree to be bound by the provisions of this ARTICLE 5 in reporting their shares of Company income and loss for income tax purposes.

(c) Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and credit and any other allocations not otherwise provided for will be allocated among the Members in the same manner as is applicable to Profits and Losses for the fiscal year in question.

5.06 **Allocations for Tax Purposes.**

(a) _General Rule_. Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Members in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 5.01.

(b) _Section 704(c) Allocations_. Notwithstanding any provision of this Agreement to the contrary, in accordance with Section 704(c) of the Code and Treasury Regulation Section 1.704-1(b)(1)(vi), income, gain, loss and deduction with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted tax basis of such property and its initial Book Value. Similar principles shall apply with respect to property held by the Company at the time other property, cash, or services are contributed to the Company, in order to properly account for unrealized gain or loss with respect to such property. The Board of

Managers shall choose any reasonable method under Treasury Regulation Section 1.704-3 for making allocations pursuant to Section 704(c) of the Code.

(c)   Effect of 754 Election. All items of income, gain, expense, loss and deduction recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof will be determined without regard to any election under Section 754 of the Code which may be made by the Company, provided, however, that such allocations, once made, will be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(d)   Allocation of Tax Credits. Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board of Managers taking into account the principles of Section 1.704-1(b)(4)(ii) of the Treasury Regulations.

(e)   Allocation of Recapture Items. In the event that the Company has taxable income in any fiscal year that is characterized as ordinary income under the recapture provisions of the Code and Treasury Regulations thereunder, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(f)   Allocations Solely for Tax Purposes. Allocations pursuant to this Section 5.06 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, distributions or other Company items pursuant to any provision of this Agreement.

5.07   Accounting Method; Fiscal Year. The Profits and Losses of the Company shall be determined on a cash or accrual basis, as determined by the Board of Managers, and shall include gains or losses from the sale of Company assets. The Company shall report for income tax purposes on a cash or accrual basis, as determined by the Board of Managers. The fiscal year of the Company, for both accounting and tax reporting purposes, shall be the calendar year.

5.08   Tax Information. On or before the 90th day following the end of each fiscal year of the Company's existence, the Company shall cause each Member to be furnished with a federal (and state, where applicable) income tax reporting Schedule K-1 or its equivalent and any other information required for federal and state income tax reporting purposes with respect to the Company.

ARTICLE 6. DISTRIBUTIONS

6.01   Distributions of Available Cash. Available Cash shall be distributed in the following order:

(a)   First, on or before the first day of April of each year, to the extent the Company holds funds legally available therefor, the Board of Managers shall cause the Company to distribute to each Member an amount equal to 45% of the Company's net taxable income (determined in accordance with the Code) that was allocated to such Member for the year immediately prior to the year of distribution, less any distributions (other than a distribution required under this Section 6.01(a)) that were made to such Member in the prior year. In the event that the Company has insufficient funds to make the distributions contemplated by this Section 6.01(a) in full, such distributions shall be made in proportion to the amounts that would be distributed pursuant to this Section 6.01(a) assuming the Company had sufficient funds to make such distributions in full, and any such shortfall in such distributions shall be made as soon as Company funds are available to make such distributions.

(b)   Second, subjection to Section 10.02, any Available Cash not distributed pursuant to Section 6.01(a) shall be distributed to the Members, when and as determined by the Board of Managers, in proportion to the Members' respective ownership of Units in the Company as of the date of the distribution.

6.02   Distributions in Kind. The Company, at the discretion of the Board of Managers, may make distributions in kind. If the Board of Managers determines to make distributions in kind, all Members must accept distributions in kind as tenants in common in accordance with Section 6.01 or Section 9.029.02(b), as applicable.

6.03   Withholdings. The Company is authorized to withhold from payments or distributions to any Member, or with respect to any allocation made with respect to any Member, and to pay over to any federal, state, or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, state or local law. All amounts withheld pursuant to this Section 6.03 with respect to any payment, distribution or allocation to a Member shall be treated as amounts paid or distributed to such Member for all purposes of this Agreement and the Act.

ARTICLE 7. MANAGEMENT OF COMPANY

7.01   Management by Board of Managers. Subject to the terms of this Agreement, management of the Company shall be vested in the Managers as the members of the Board of Managers. Unless and until modified by the Members as set forth herein, the number of Managers to serve on the Board of Managers shall be three (3), (a) one (1) of whom shall be appointed by Focus for so long as it owns not less than seven and one-half percent (7.5%) of the Units on a Fully Diluted Basis (the "Focus Manager"), who, as of the date hereof, shall be Graham McMullen, and (b) two (2) of whom shall be appointed by LULF LLC for so long as LULF LLC owns not less than fifteen percent (15%) of the Units on a Fully Diluted Basis (the "LULF Managers"), who, as of the date hereof, shall be Thomas Chiarella and Tyler Harris, provided that if LULF LLC owns less than fifteen percent (15%) of the Units on a Fully Diluted Basis, LULF LLC shall appoint only one (1) LULF Manager for so long as LULF LLC owns seven and one-half percent (7.5%) of the Units on a Fully Diluted Basis. In the event that either Focus or LULF LLC no longer holds at least the minimum number of Units required to be held by such Member in order to appoint its respective Manager(s) under the immediately preceding sentence, then the Manager(s) that would have been appointed by Focus or LULF LLC, as the case may be, shall instead be appointed by the Majority Vote of the Members (each, a "Common Unit Manager"). Members of the Board of Managers may be removed only as follows: (i) Focus may remove (with or without cause) the Focus Manager by delivering notice of such removal to such Manager, the Company, and the Board of Managers, (ii) LULF LLC may remove (with or without cause) any LULF Manager by delivering notice of such removal to such Manager, the Company, and the Board of Managers, and (iii) a Common Unit Manager may be removed by the Majority Vote of the Members. Any vacancy of the Focus Manager shall be filled by Focus in its sole discretion. Any vacancy of a LULF Manager shall be filled by LULF LLC in its sole discretion. Any vacancy of a Common Unit Manager shall be filled by the Majority Vote of the Members. Subject to the requirements set forth in Section 7.04, the number of Managers to serve on the Board of Managers may be increased or decreased by a Majority Vote of the Members. A Manager need not also be a Member. For purposes of clarification, to the extent that any seat on the Board of Managers is vacant at any time, such vacant seat shall not be counted as part of the total number of Managers for purposes of determining whether a Majority Vote or Super-Majority Vote has been achieved or whether a Quorum exists at such time. The Company will ensure that, at all times, each Subsidiary that is a limited liability company will have only one manager and that the Company will be appointed as such manager.

7.02   Tenure of Managers. Each Manager shall serve for an indefinite period, except that: (a) a Manager may resign at any time by giving written notice to the Members; (b) a Manager who is a natural person shall cease to be a Manager upon his or her death or at such time as he or she is adjudicated incompetent; (c) a Manager who is a legal entity other than a natural person shall cease to be a Manager upon its dissolution or upon a change in the controlling ownership of such Person; (d) a Manager shall cease to be a Manager at such time as the Manager files, or fails to successfully contest, a petition seeking liquidation, reorganization, arrangement, readjustment, protection, relief, or composition in any state or federal bankruptcy, insolvency, reorganization, or receivership proceeding; and (e) a Manager may be removed by the Members as provided in Section 7.01. Notwithstanding Section 407(3)(e) of the Act (or any successor statute), if a Manager who is also a Member ceases to be a Member for any reason, such event alone shall not effect the removal of such Person as a Manager.

7.03   Authority of Managers. Except such powers as are by statute vested solely in the Members, and subject to the terms of this Agreement, the Board of Managers shall have full power, authority, and discretion to manage and direct the Company's business, affairs, and properties, and may exercise all the powers of the Company, whether derived from law, the Certificate, or this Agreement, and, subject to Section 7.04, shall have the right, power and authority to do on behalf of the Company all things which are necessary or desirable to carry out the business of the Company, and no Member (in its capacity as a Member) shall have any of such powers or authority. Without limiting the generality of the foregoing in any manner, the Members acknowledge and agree that the Board of Managers' powers include the right, power and authority to cause the Company to: sell, exchange, or grant an option for the sale or exchange of all or any portion of the property of the Company; invest and reinvest any available funds; to incur all reasonable expenditures; employ and dismiss from employment any and all employees, agents, independent contractors, attorneys, and accountants; lease all or any portion of any property for any purpose and without limit as to the term thereof; borrow money, and as security therefor, to mortgage or grant security interests in all or any part of any Company property, to prepay in whole or in part, refinance, modify, or extend any indebtedness; do any and all of the foregoing at such price, rental or amount, for cash, securities, or other property and upon such terms as the Board of Managers deems proper; place record title to any property in the name of the Company; qualify the Company to do business in any state, territory, dependency, or country; make all decisions and take all actions in connection with the management and voting of securities and other direct and indirect ownership interests in other Persons (including Subsidiaries) held by the Company; except as otherwise set forth in ARTICLE 5, to make all elections available to the Company under any federal or state tax law or regulation, including any election permitted by Section 754 of the Code and the Treasury Regulations promulgated thereunder, without any required consent of the Members; file with the Division, and any other governmental authority or office thereof, any statement of authority pursuant to Section 302 of the Act (or its successor statute) consistent with this Agreement, and to amend, restate, or cancel any such statement of authority from time to time as circumstances dictate; adjust, compromise, settle, or refer to arbitration any claim against or in favor of the Company or any nominee, and to institute, prosecute, and defend any legal proceeding relating to the business or property of the Company; delegate all or any portion of the powers granted hereunder to one or more agents and attorneys-in-fact; and execute, acknowledge and deliver any and all instruments to effectuate any and all of the foregoing.

7.04   Limitation on Management Powers.

(a)   Notwithstanding the foregoing or anything to the contrary herein, and in addition to any other vote, consent, or approval required hereunder or under any of the Company's other governing documents, until the earlier of (x) the date on which Focus holds less than seven and one-half percent (7.5%) of the Units on a Fully Diluted Basis or (y) the date on which aggregate Operating Distributions for all calendar years made by the Company to Focus exceed Five Hundred Thousand Dollars ($500,000), the Board of Managers and the Members shall not, and the Board of Managers shall cause the Company to not, take any of the following actions, whether directly or by amendment, merger, consolidation, recapitalization, reclassification or otherwise, or indirectly through any Subsidiary, without first obtaining the written consent of Focus:

(i)   liquidate, dissolve or wind-up the affairs of the Company or any Subsidiary or effect any Sale of the Company;

(ii) amend, alter or repeal any provision of the Certificate, this Agreement, or any other governing document of the Company or any governing document of any Subsidiary;

(iii) sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets without the prior written approval of the Board of Managers, including the Focus Manager;

(iv) create or authorize the creation of any debt security issued by the Company or any Subsidiary, unless such debt security has received the prior written approval of the Board of Managers, including the Focus Manager;

(v) create, acquire or hold any securities in any Subsidiary or in any other entity that is not wholly owned by the Company or dispose of any equity or all or substantially all of the assets of any wholly or non-wholly owned subsidiary of the Company;

(vi) sell, assign, transfer, license, pledge or encumber any of the Company's or any Subsidiary's material technology or intellectual property, other than licenses granted in the ordinary course of business;

(vii) change the principal business of the Company or any Subsidiary, enter new lines of business, whether directly or through any Subsidiary, or exit the Company's or any Subsidiary's current line of business;

(viii) increase or decrease the authorized number of Managers constituting the Board of Managers or change the number of votes entitled to be cast by any Manager or Managers on any matter; or

(ix) enter into any agreement to do any of the foregoing.

(b) Notwithstanding the foregoing or anything to the contrary herein, until the earlier of (x) the date on which Focus holds less than seven and one-half percent (7.5%) of the Units on a Fully Diluted Basis or (y) the date on which aggregate Operating Distributions for all calendar years made by the Company to Focus exceed Five Hundred Thousand Dollars ($500,000), the Board of Managers shall not, and the Board of Managers shall cause the Company to not, take any of the following actions without first obtaining the Majority Vote of the Board of Managers, which must include the affirmative vote of the Focus Manager:

(i) whether directly or through any Subsidiary, make any loan or advance to any Person, including without limitation any Manager or employee of the Company or any Subsidiary, except advances for expenditures made in the ordinary course of business, provided that the Company may make a loan or advance to a wholly owned Subsidiary without the affirmative consent of the Focus Manager;

(ii) whether directly or through any Subsidiary, guarantee any indebtedness, except for trade accounts of the Company or any wholly owned Subsidiary arising in the ordinary course of business;

(iii) hire, fire or change the compensation of the Company's or any Subsidiary's executive officers, including approving any grants of Units or other securities of the Company or any Subsidiary;

(iv) require any Capital Contributions from Members of the Company;

(v)   whether directly or through any Subsidiary, enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company or any Subsidiary or to the Company or any Subsidiary of assets greater than $500,000; or

(vi)   enter into any agreement to do any of the foregoing.

(c)   Notwithstanding the foregoing or anything to the contrary herein, and in addition to any other vote, consent, or approval required hereunder or under any of the Company's other governing documents, so long as Focus holds any Units, the Board of Managers and the Members shall not, and the Board of Managers shall cause the Company to not, whether directly or by any other means, without first obtaining the written consent of Focus, issue ownership interests in the Company to NexGen Range Consulting LLC or any of its Affiliates in an aggregate amount greater than five percent (5%) of the Company, as determined on a Fully Diluted Basis.

7.05   Manner of Acting. Unless specifically provided otherwise in this Agreement, all powers conferred upon the Board of Managers may be exercised by a Majority Vote of the Board of Managers. All actions authorized by the Board of Managers may be effectuated by the action of any Manager on behalf of the Company, unless such authority is delegated by the Board of Managers only to a specific Manager(s). If at any time there is an even number of Managers comprising the Board of Managers, the Board of Managers may adopt any reasonable procedure for breaking deadlocks; however, if no such procedure is in place at the time a deadlock occurs within the Board of Managers, the decision resulting in such deadlock shall be submitted to the Members at a special meeting of Members for resolution by the Majority Vote of the Members (or, if such decision requires a Super-Majority Vote of the Board, then the Super-Majority Vote of the Members).

7.06   Bank Accounts. The Company shall maintain checking or other accounts in such bank or banks as the Board of Managers shall determine.

7.07   Management by Members. At all times when there is not at least one Person acting as a Manager, all business of the Company shall be under the exclusive management of the Members, and all actions which are to or may be taken by or on behalf of the Company, or regarding the management of the Company, by the Managers of the Company, as provided herein or under the Act, shall be taken by the Members. In such case, a Majority Vote of the Members shall be necessary for all decisions affecting the Company, unless a greater voting threshold is expressly required by this Agreement or the Act.

7.08   Indemnification. The Company shall indemnify, defend and hold harmless any Person who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit, whether by or in the right of the Company or otherwise, by reason of the fact that such Person is or was a Manager, Member or officer of the Company, against costs and expenses, including reasonable attorneys' fees, actually and reasonably incurred by the Person in connection with the action or suit if the Person acted in good faith and in a manner the Person reasonably believed to be in or not opposed to the best interests of the Company; provided that such costs and expenses do not arise from such Person's breach of Section 405, 407 or, as altered by this Agreement, 409 of the Act. The indemnification and advancement of costs and expenses shall not be construed to be exclusive of any other rights to which a Person seeking indemnification or advancement of costs and expenses may be entitled, and shall continue as to a Person who has ceased to be a Manager, Member or officer of the Company and shall inure to the benefit of heirs, administrators and executors of such a Person. However, such indemnification shall not result in any liability of any Manager, officer or Member to any third party, nor shall the Members be required to contribute capital to the Company for any indemnification payments set forth in this Section 7.08 should the assets of the Company not be sufficient to discharge such liability. This Section shall not apply with respect to Existing Litigation, as costs, expenses, and indemnification related to Existing Litigation shall be covered pursuant to the terms of ARTICLE 10.

7.09   Fiduciary Responsibilities. Each Manager shall exercise all powers and perform all duties in good faith and shall act in all matters consistent with the duty of loyalty and the duty of care described in the Act, subject to the limitations and clarifications applicable to such fiduciary duties set forth in this Agreement. Except for the duty of loyalty and the duty of care described in the Act, as modified by this Agreement, no Manager shall have any fiduciary duty to the Company or its Members. Subject to Section 7.10 and Section 7.11, each Manager shall account to the Company and to the Members for any benefit, and hold, as trustee for the Company and the Members, any profits derived by such Manager from any transaction connected with the formation, conduct or liquidation and winding up of the Company or from any use by a Manager of Company property, and such duty extends to the personal representatives of any deceased Manager involved in the liquidation and winding up of the Company. No Manager shall be liable for any loss or depreciation in the value of the Company or any of its assets or business occurring by reason of error of judgment in making any sale, any investment or reinvestment, or any management, investment or business decision whatsoever; provided that such loss or depreciation in value has not occurred through the actual fraud, gross negligence, or willful misconduct of such Manager or the knowing violation of law. A Manager may rely on the Company's records maintained in good faith and on information, opinions, reports, or statements received from any Person pertaining to matters that the Manager reasonably believes to be within the Person's expertise or competence.

7.10   Self-Dealing. Unless entered into in bad faith, no contract or transaction between the Company and one or more of its Managers, Members, officers, or employees, or between the Company and any other entity or other organization in which one or more of its Managers, Members, officers, or employees have a financial interest or are owners, managers, partners, directors, officers, or employees, shall be voidable solely for this reason or solely because such Manager, Member, officer, or employee was present or participated in the authorization of such contract or transaction. No Manager, Member, officer, or employee interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the Company or any other Person for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction. Approval or ratification by a majority of the members of the Board of Managers having no interest in the transaction (or, if there are no disinterested Managers, by disinterested Members holding an aggregate of a majority of the Units held by all disinterested Members) constitutes conclusive evidence that such transaction is permitted under this Section 7.10, but shall not be required.

7.11   Permitted Transactions. Each Common Unit Manager and LULF Manager and its respective Affiliates and other related parties may participate in any noncompeting business or activity without accounting to the Company or the Members. A Common Unit Manager or LULF Manager may not, however, accept a business opportunity for such Common Unit Manager's or LULF Manager's own account or benefit, direct or indirect, that such Common Unit Manager or LULF Manager believes or has reason to believe the Company would accept if brought to its attention. The applicable Common Unit Manager or LULF Manager shall provide a written notice of any such business opportunity, including all terms and information available regarding such business opportunity (the "Opportunity Notice"), to the Board of Managers. For the shorter period of (a) thirty (30) days following the Board of Managers' receipt of the Opportunity Notice, or (b) half of the response timeframe specified by the third party to such business opportunity, but no less than ten (10) days (commencing on the date the Opportunity Notice is delivered to the Board of Managers), a majority of the members of the Board of Managers having no interest in the proposed opportunity (or, if there are no disinterested Managers, Members holding an aggregate of a majority of the Units held by all disinterested Members) shall have the right to determine whether the Company will pursue such business opportunity and shall notify the applicable Common Unit Manager or LULF Manager whether such disinterested Managers (or disinterested Members, as the case may be) have consented to the Company accepting or declining such opportunity. If a majority of the disinterested Managers (or, if there are no disinterested Managers, Members holding an aggregate of a majority of the Units held by all disinterested Members) consent to the Company declining such opportunity, such

Common Unit Manager or LULF Manager may pursue it for such Common Unit Manager's or LULF Manager's own account. For the avoidance of doubt, a failure by the disinterested Managers (or disinterested Members, as the case may be) to respond within the applicable period specified above shall be deemed to constitute a consent to the Company declining such opportunity. If such Common Unit Manager or LULF Manager fails to disclose the opportunity, such Common Unit Manager or LULF Manager will account to the Company for any income such Common Unit Manager or LULF Manager derives from the opportunity and will indemnify the Company for any loss the Company incurs as a result of the failure to disclose, provided that such indemnification obligation will be capped at an amount equal to the aggregate fair market value of any and all cash, equity, property, and all other assets Common Unit Manager or LULF Manager derives from such opportunity. The Focus Manager and its Affiliates and other related parties shall be free to engage in any activity on their own or by the means of any entity, and the Focus Manager's fiduciary duty of loyalty, as it applies to outside business activities and opportunities, and the "corporate opportunity doctrine," as such doctrine has been described under general corporation law, as it applies to the Focus Manager are hereby eliminated to the maximum extent allowed by the Act. Without limiting the foregoing, neither the Focus Manager nor its Affiliates shall be required to refer opportunities to the Company or to account for any benefits from transactions entered into in good faith that are in any way connected with the Company or its business.

7.12   Compensation to Managers; Insurance. The Managers shall be entitled to such compensation as the Board of Managers deems appropriate (provided that in no event shall any Manager be entitled to compensation valued in excess of $150,000.00 without, in each such case, the affirmative vote of the Focus Manager), and such compensation shall remain in effect until modified by the Majority Vote of the Members (including Focus). Managers may serve the Company in other capacities beyond their direct role as Manager (e.g., as employees or consultants) and shall be entitled to such compensation as the Board of Managers deems appropriate. The Company will bind directors and officers liability insurance for the Managers with a carrier and in an amount satisfactory to the Board of Managers.

7.13   Time and Attention Required of Managers. The parties understand that each Manager may have other business activities that take a substantial portion of such Manager's time and attention. Accordingly, each Manager, unless otherwise provided by a separate agreement between such Manager and the Company, is required to devote to the business of the Company only the time and attention that such Manager shall deem necessary in such Manager's sole discretion.

7.14   Reimbursement of Expenses. The Company will reimburse a Manager for reasonable out-of-pocket expenses properly incurred while acting within the scope of such Manager's authority (collectively "Reimbursable Expenses"). Reimbursable Expenses include accounting, tax, legal, and bookkeeping expenses incurred for the benefit and on behalf of the Company and reasonable out-of-pocket expenses incurred by a Manager in connection with such Manager's attendance at any meeting of the Board of Managers. Reimbursable Expenses shall have priority over all other distributions to Members. If Reimbursable Expenses are not reimbursed within 30 days after demand therefor, such amounts shall become debts of the Company bearing interest at the rate of 7% per annum.

7.15   Tax Matters.

(a)   Graham McMullen, acting on behalf of Focus, or such other Person as approved by the Board of Managers, shall serve as the "partnership representative" within the meaning of Code Section 6223(a) (the "Partnership Representative"), and shall serve in such capacity until a new Partnership Representative is designated by the Board of Managers.

(i)   If, in connection with an audit by the IRS, the Partnership Representative makes an election under Code Section 6226(a) to treat a "partnership adjustment" as an adjustment to be taken into account by each Member in accordance with Code Section 6226(b), each such Member shall take such adjustment into account as required under Code Section 6226(b) and shall be liable for any related interest, penalty, addition to tax, or additional amounts, whether or not such Member then owns any Units.

(ii)   Any Member that fails to properly report its share of such adjustments on its tax return shall indemnify and hold harmless the Company and the other Members against any tax, interest, or penalties collected by the IRS from the Company as a result of the Member's failure.

(b)   If the Company is not required under the Code to designate a Partnership Representative, the Board of Managers may from time to time designate a Person to act in lieu of a Partnership Representative as applicable (the Partnership Representative, or any such designated Person, shall be referred to herein as the "Tax Representative").

(i)   Unless otherwise determined by the Board of Managers, the Tax Representative shall have authority to: (A) extend the statute of limitations for assessment of tax deficiencies against the Company with respect to adjustments to the Company's federal, state, or local tax returns; (B) represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings; (C) execute any agreements or other documents relating to, or affecting, such tax matters, including agreements or other documents that bind the Company with respect to such tax matters or otherwise affect the rights of the Company; and (D) take any other actions and execute and file any other statements and forms on behalf of the Company that may be permitted or required by the applicable provisions of the Code or Treasury Regulations, in each case in accordance with Code Section 6221, et seq., and the Treasury Regulations promulgated pursuant thereto; provided, however, that the Tax Representative shall not (X) without the approval of the Board of Managers, take any action under Section 7.15(b)(i)(A) or settle or compromise any significant matter raised by a tax authority, or (Y) take any action left to the determination of an individual Member.

(ii)   The Tax Representative shall be authorized and required to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. Each Member shall cooperate with the Tax Representative and do or refrain from doing any or all things as reasonably requested by the Tax Representative in carrying out its responsibilities hereunder. The Tax Representative shall have the sole authority to act on behalf of the Company under Subchapter C of Section 63 of the Code (relating to partnership audit proceedings), and in any tax proceedings brought by other tax authorities, and the Company and all Members shall be bound by the actions taken by the Tax Representative in such capacity.

(iii)   The Tax Representative shall keep the Members reasonably informed regarding tax matters and shall provide each Member with copies of any material correspondence received from, or issued to, the IRS or any other tax authority on any material tax issues regarding the Company.

(c)   If the Company incurs any liability for taxes, interest, or penalties for any taxable year:

(i)   the Tax Representative may cause the Members (including any former Member) to whom such liability relates, as reasonably determined by the Tax Representative in its discretion, to pay, and each such Member hereby agrees to pay, such amount to the Company and such amount shall not be treated as a Capital Contribution for purposes of any provision herein that affects distributions to the Members;

(ii)   any amount not paid by a Member (or former Member) at the time reasonably requested by the Tax Representative shall accrue interest at the rate set by the Board of Managers (not to exceed the maximum rate permitted by law), compounded quarterly, until paid, and such Member (or former Member) shall also be liable to the Company for any damages resulting from a delay in making such payment beyond the date such payment is reasonably requested by the Tax Representative, and for this purpose the fact that the Company could have paid this amount with other funds shall not be taken into account in determining such damages;

      (iii)   without reduction in a Member's (or former Member's) obligation under Section 7.15(c)(i) and Section 7.15(c)(ii), any amount paid by the Company that is attributable to a Member (or former Member), as determined by the Tax Representative in its reasonable discretion, and that is not paid by such Member pursuant to Section 7.15(c)(i) and Section 7.15(c)(ii) shall be treated as a distribution to such Member (or former Member); and

      (iv)   the obligations of each Member (or former Member) under this Section 7.15(c) shall survive the Transfer by such Member of its interest and the dissolution of the Company.

      (d)   In the event that the Company is subject to an entity-level tax (including any interest or penalties related thereto) ("Entity Tax") as a result of adjustments to items of income, gain, deduction, loss or credit of the Company for any taxable year, the Tax Representative and the Board of Managers shall use reasonable efforts (i) to reduce the amount of any Entity Tax liability owed by the Company on account of the tax-exempt status of any Member as provided in Section 6225(c)(3) of the Code, and (ii) to allocate the benefit of any reduction of an Entity Tax described in the foregoing clause (i) to the tax-exempt Member(s) (which allocation shall be made in an equitable manner if there are two or more tax-exempt Members).

      (e)   The Members covenant and agree that they shall negotiate to amend this Agreement to reflect the effect of any applicable Treasury Regulations or other guidance promulgated with respect to a tax matters partner or partnership representative.

    7.16   Company Books.

      (a)   In General. The Board of Managers shall maintain and preserve, during the term of the Company, and for five years after the filing date of the final tax return for the Company after its dissolution, all accounts, books, and other relevant Company documents. Upon reasonable request made not less than ten (10) days prior to the inspection, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the requesting Member's expense; provided, however, that the Company shall be obligated to provide for inspection only those records that are relevant and material, as determined in good faith by the Board of Managers, to such Member's interest as a member of the Company. Any and all records (and all copies thereof on any media whatsoever) shall be kept strictly confidential by the Member. The breach or threatened breach of the Member's confidentiality obligation hereunder shall justify the Board of Managers in declining any record inspection request made by such Member.

      (b)   Information Rights of Focus. Notwithstanding the foregoing and in addition to the information rights set forth above, upon reasonable advance notification, Focus will be granted access to the Company's facilities and personnel during normal business hours, and the Company shall furnish Focus with the following information:

      (i)   At least thirty (30) days prior to the commencement of each fiscal year, the Company shall present to Focus a proposed operating budget for such fiscal year, approved by the Company's Board of Managers, which shall include the Company's estimate, on a month-to-month basis, made in good faith based on reasonable assumptions, for the period to which such annual budget relates, of (i) all costs of ongoing operations of the Company, (ii) all sources of income, (iii) the Company's cash position, and (iv) such other information relating to the financial condition, business, prospects, or affairs of the Company as Focus may reasonably request;

(ii) Within one hundred twenty (120) days after the end of each fiscal year, the audited consolidated annual financial statements (and if the Company does not have audited financial statements, the unaudited consolidated annual financial statements) for the Company for such year prepared in accordance with GAAP and containing a balance sheet, an income statement and a statement of cash flows;

(iii) Within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year, an unaudited consolidated balance sheet of the Company as of the end of such period and unaudited consolidated statements of income and cash flows of the Company for the period then ended prepared in conformity with GAAP, subject to the absence of footnotes and to year-end adjustment; and

(iv) Within thirty (30) days after the end of each month, an unaudited consolidated balance sheet of the Company as of the end of such period and consolidated statements of income and cash flows of the Company for the period then ended, including year-to-date amounts, comparisons against the prior year, and budget variances, prepared in conformity with GAAP, subject to the absence of footnotes and to year-end adjustment.

7.17   Officers.

(a)   The Board of Managers may from time to time appoint officers of the Company. Unless the Board of Managers otherwise decides, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific restriction or delegation of authority and duties made to such officer by the Board of Managers pursuant to this Section 7.17. Third parties may rely upon the authority of any officer to act without being required to inspect this Agreement or otherwise make inquiry with respect to the power of an officer to act. No officer need be a Member or a Manager. Each officer shall hold office until such officer's successor shall be duly designated and shall qualify or until such officer's death or until such officer shall resign or shall have been removed in the manner hereinafter provided. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Board of Managers.

(b)   Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board of Managers or any Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Board of Managers whenever in its judgment the best interests of the Company shall be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the individual so removed. Designation of an officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Board of Managers.

7.18   Quorum. At all meetings of the Board of Managers, the presence of a Quorum will be necessary and sufficient to constitute a quorum for the transaction of business. If a Quorum will not be present at any meeting of the Board of Managers for which notice was properly given, the Managers present will adjourn the meeting and will notify those Managers not in attendance of the time of the reconvened meeting and of any facilities to be made available to allow the participation in such meeting by telephone conference of all Managers not able to attend physically. Any Manager that is an entity shall act with respect to Board of Manager business by and through its authorized representative.

7.19   Actions by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Managers may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, is signed by Managers having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers were present and voting. A facsimile or similar electronic reproduction of a writing signed by a Manager will be regarded as signed by the Manager for purposes of this Section 7.19.

7.20   Meetings of the Board of Managers. Meetings of the Board of Managers will be held as determined by the Board of Managers. Meetings of the Board of Managers may be called by the Chief Executive Officer or President (if any), or by the Majority Vote of the Managers. Notices of meetings will be given to the Managers not later than twenty-four (24) hours before the meeting is to be held, unless a Majority Vote of the Managers approves a shorter notice period. Managers may participate in and hold a meeting by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting will constitute attendance and presence in person at such meeting.

ARTICLE 8. TRANSFER OF UNITS

8.01   General Restrictions on Transfer. No Member may Transfer any Units except as provided in this ARTICLE 8 and under the terms of any agreement pursuant to which the Member acquired its Units. The Company and its Managers and Members shall be entitled to treat the record owner of Units as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such record owner until, subject to compliance with this ARTICLE 8, such time as a written assignment of such Units has been received and accepted by the Board of Managers and recorded on the books of the Company. The Transfer restrictions, rights of first refusal and other provisions of this ARTICLE 8 may be waived, in whole or in part, by the unanimous vote of the Board of Managers. NO ATTEMPTED TRANSFER SHALL BE EFFECTIVE OR RECOGNIZED BY THE COMPANY OR THE MEMBERS UNTIL ALL REQUIREMENTS OF THIS AGREEMENT, INCLUDING THIS ARTICLE 8, HAVE BEEN SATISFIED.

8.02   Permitted Transfers. The following Transfers shall be permitted without compliance with Section 8.04 hereof, but shall be subject to the requirements of Section 8.03 hereof:

(a)   All but not less than all of a Member's Units may be Transferred from time to time in connection with a merger, consolidation, or sale of all or substantially all of the Company's assets.

(b)   All or any portion of a Member's Units may be Transferred from time to time in a Permitted Transfer.

8.03   Requirements for Transfer. Every Transfer, including Permitted Transfers (except as stated otherwise below), shall be subject to the following requirements:

(a)   The Member transferring its Units (the "Transferor") shall provide written notice of the proposed Transfer to the Company that includes, among other things, (i) the number and class of Units proposed to be Transferred, (ii) the name, address and similar information of the proposed Transferee, and (iii) the terms applicable to such proposed Transfer, including the purchase price and the nature and timing of its payment for the Units proposed to be Transferred hereby (the "Transfer Notice");

(b)   The Transferor shall establish to the satisfaction of the Board of Managers that the proposed Transfer will not (i) cause or result in a breach of any agreement binding upon the Company or any violation of law, including federal or state securities laws, (ii) cause the Company to be an investment company as defined in the Investment Company Act of 1940, as amended, or (iii) require the registration of the Company's securities under federal securities laws; and the Company may require an opinion of counsel from counsel acceptable to the Company that the proposed Transfer would constitute a transaction that is exempt from the registration requirements of all applicable federal and state securities laws.

(c)   The Transferor shall establish to the satisfaction of the Board of Managers that the proposed Transfer would not (i) adversely affect the classification of the Company as a partnership for federal or state tax purposes, (ii) have a substantial adverse effect with respect to federal income taxes payable by the Company or Members holding a majority of the Units, or (iii) if applicable, cause the Company to fail to qualify for any applicable regulatory safe harbor from treatment as a publicly traded partnership treated as a corporation under Section 7704 of the Code; and

(d)   The Transferee shall execute a counterpart of this Agreement and such other documents or instruments as may be required by the Board of Managers to reflect the provisions hereof, and the Transferred Units shall continue to be subject to all restrictions under this Agreement.

All costs of complying with the requirements of this Section 8.03, including the costs of a review of the matter by counsel for the Company, shall be borne by the Transferor and/or Transferee. Until the requirements set forth in this Section 8.03 are satisfied, the Company need not recognize the Transferee for any purpose under this Agreement. Furthermore, notwithstanding compliance with the requirements of this ARTICLE 8, until the Transferee is admitted as a Member of the Company pursuant to Section 8.07, the Transferee shall be treated as and shall only have the rights of an assignee.

8.04   Right of First Refusal on Transfers by Members. Subject to Section 8.12 and the requirements of Section 8.03, before all or any portion of a Member's Units may be Transferred (the "Offered Units"), such Member (or, as applicable, such Member's legal representative or the then-current holder of the Offered Units, the "Offeree") shall give first to the Company and second to each of the Members holding the same class of Units a right of first refusal to purchase all or part of the Offered Units as provided herein (as applicable to the Company and the Members, the "Right of First Refusal"). Transfers other than gifts, devises, bequests or Involuntary Transfers shall be made pursuant to a bona fide written offer to the Offeree in good faith by a third party to purchase the Offered Units for cash or cash equivalents, notes or other readily marketable funds or securities and shall be the result of arms-length negotiations between the Offeree and such third party. The Right of First Refusal shall apply even if the Offered Units may actually have been Transferred at the time of exercise of the Right of First Refusal.

(a)   Procedure. The Offeree shall provide a written notice of the proposed Transfer, including the name of the proposed Transferee, a description of the Offered Units, and the price and other terms and information available regarding the proposed Transfer (the "Offer Notice") to the Company, and the Company shall deliver copies of the Offer Notice to the Members holding the same class of Units as the Offered Units. For thirty (30) days following receipt of the Offer Notice, and except as set forth in Section 8.04(b), the Company shall have the right to purchase all or any part of the Offered Units on the same terms and conditions set forth in the Offer Notice (subject to Section 8.04(b)). A failure by the Company to respond within such 30-day period shall be deemed to be a waiver of the Company's Right of First Refusal with respect to the Offered Units. If the Company fails to exercise its Right of First Refusal, in whole or in part, then (a) the Company shall give written notice (the "Unpurchased Units Notice") to the Members stating the number of Offered Units that the Company did not elect to purchase, and (b) each Member holding the same class of Units as the Offered Units (other than the Offeree) shall have the right to purchase (subject to Section 8.04(b), on the terms and conditions set forth in the Offer Notice) a proportionate share of the Offered Units that remain available. Each Member (other than the Offeree) may elect to exercise its Right of First Refusal by providing the Offeree and the Company a responding written notice, within twenty (20) days after the Member's receipt of the Unpurchased Units Notice (or if no Unpurchased Units Notice is received, then within twenty (20) days after such Member is notified or otherwise becomes aware that the Company failed to exercise its Right of First Refusal, in whole or in part), that includes the number of Offered Units for which such Member desires to exercise its Right of First Refusal. A failure by a Member to respond within such 20-day period shall be deemed to be a waiver of such Member's Right of First Refusal, and right to participate in the purchase of the Offered Units, relating to the Offer Notice in question. If any Member waives, in whole or in part, such Member's Right of First Refusal, such unexercised right, or portion thereof, to which such waiver applies shall inure proportionately to other Members, and such other Members shall have an additional ten (10) days to purchase such portions of the Offered Units.

(b)   Purchase Price of Offered Units. Notwithstanding anything to the contrary in this Section 8.04, in the case of a Transfer (including Involuntary Transfers) other than a gift, devise or bequest, the purchase price for each Offered Unit shall be the amount equal to the lesser of (i) the fair market value of such Offered Unit as determined by a Valuation Firm paid for by the proposed Transferee(s) (as a group), or (ii) the per-Unit amount set forth in the Offer Notice; for the avoidance of doubt, in the case of an Involuntary Transfer, the purchase price shall be determined in accordance with subsection (i). In the case of a Transfer by gift, devise, or bequest, the purchase price for each Offered Unit shall be its fair value as determined by a Valuation Firm appointed and paid for by the Company. For the avoidance of doubt, the "fair market value" and "fair value" of the Offered Units shall be arrived at by (i) first determining the value of the Company as a whole by determining the fair market value of the assets of the Company, net of liabilities, (ii) dividing such amount by the total number of issued and outstanding Units, and then (iii) solely with respect to "fair market value," applying appropriate discounts with respect to the Offered Units to take into account, to the extent applicable, minority interest, nonmarketability of interest, loss of good will, and other factors which may affect the value of the Offered Units.

(c)   Closing of an Exercise of a Right of First Refusal. If the Company and/or the Members collectively exercise the option to purchase all or any part of the Offered Units, the closing of such purchase shall take place at the offices of the Company at a time mutually agreed upon by the Offeree, the Company, and, if applicable, the Members exercising the Right of First Refusal, but, unless otherwise agreed upon, no later than the 30th business day after the expiration of the last election period referenced above. The purchase price shall be paid to the Offeree upon such terms and conditions as are mutually agreed to by the parties. In the event the parties are unable to agree upon mutually acceptable terms and conditions, then the purchase price shall be paid as follows: 30% of such price to be paid in cash upon the closing and the remaining portion of the purchase price to be paid in equal annual amounts over a period of five years, with the first payment due on the one-year anniversary of the closing. The unpaid portion of the purchase price shall be evidenced by and repaid pursuant to the terms and conditions of a promissory note. The unpaid principal balance of such note will bear interest a rate of 8% per annum and may be prepaid without penalty by the note's maker.

(d)   Transfer. If the Company and the Members collectively exercise their respective Rights of First Refusal for the purchase of less than all of the Offered Units, the Offeree may Transfer all or any portion of the Offered Units that are not sold pursuant to the Right of First Refusal to the proposed Transferee upon the terms and conditions set forth in the Offer Notice (or other terms and conditions no more favorable to the proposed Transferee); provided that (i) such sale is concluded within 90 days after the expiration of the Right of First Refusal relating thereto, and (ii) the proposed Transferee complies with all of the provisions of Section 8.03. If such sale is not concluded during such 90-day period, the Offeree may not Transfer such Offered Units unless such Offeree again complies with the provisions of this Section 8.04. All such Units shall remain subject to the terms and conditions of this Agreement. Nothing in this Section 8.04 shall limit the provisions set forth in Sections 8.01 or 8.02.

8.05   Drag Along Right.

(a)   Actions to be Taken. Subject to any additional consent or approval rights set forth in Section 7.04, in the event that the Members by Majority Vote (the "Electing Holders"), Focus, and the Board of Managers approve a Sale of the Company in writing, specifying that this Section 8.05 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 8.05(b), each Member and the Company hereby agree:

(i) if such transaction requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Units in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii) if such transaction is a Unit Sale, to sell the same proportion of Units beneficially held by such Member as is being sold by the Electing Holders to the Person(s) to whom the Electing Holders propose to sell their Units, and, except as permitted in Section 8.05(b), on the same terms and conditions as the other Members;

(iii) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provision of this Section 8.05, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, unit certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(iv) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such Member or Affiliate thereof in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(v) to refrain from (A) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (B); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Electing Holders or any Affiliate or associate thereof (including aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(vi) if the consideration to be paid in exchange for the Units pursuant to this Section 8.05 includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Board of Managers) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Units; and

(vii) in the event that the Electing Holders, in connection with such Sale of the Company, appoint a Member representative (the "Member Representative") with respect to matters affecting the Members under the applicable definitive transaction agreements following consummation of such Sale of the Company, (A) to consent to (1) the appointment of such Member Representative, (2) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (3) the payment of such Member's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Member Representative in connection with such Member Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Members, and (B) not to assert any claim or commence any suit against the Member Representative or any other Member with respect to any action or inaction taken or failed to be taken by the Member Representative, within the scope of the Member Representative's authority, in connection with its service as the Member Representative, absent fraud, bad faith, gross negligence or willful misconduct.

(b)　　Conditions. Notwithstanding anything to the contrary set forth herein, a Member will not be required to comply with Section 8.05(a) in connection with any proposed Sale of the Company (the "Proposed Sale"), unless:

(i)　　any representations and warranties to be made by such Member in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Units, including, but not limited to, representations and warranties that (i) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Member in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable (subject to customary limitations) against the Member in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Member in connection with the transaction, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Member is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Member;

(ii)　　such Member is not required to agree (unless such Member is a Manager or a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale);

(iii)　　the Member is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members);

(iv)　　liability shall be limited to such Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such Proposed Sale in accordance with the provisions of this Agreement) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Proposed Sale, except with respect to claims related to fraud by such Member, the liability for which need not be limited as to such Member;

(v)　　upon the consummation of the Proposed Sale (A) each holder of Units will receive the same form of consideration for their Units as is received by other holders in respect of their Units of such same class or series, and (B) unless waived by the holder or otherwise pursuant to the terms hereof and as may be required by law, the aggregate consideration receivable by all holders of Units shall be allocated among the holders of Units in accordance with Section 9.02(b); provided, however, that, notwithstanding the foregoing provisions of this Section 8.05(b)(v), if the consideration to be paid in exchange for the Units includes any securities and due receipt thereof by any holder thereof would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities; or (y) the provision to any such holder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such holder in lieu thereof, against surrender of the Units which would have otherwise been sold by such holder, an amount in cash equal to the fair value (as determined in good faith by the Board of Managers) of the securities which such holder would otherwise receive as of the date of the issuance of such securities in exchange for the Units; and

(vi)   subject to this Section 8.05(b) requiring the same form of consideration to be available to the holders of any single class or series of Units, if any holders of any Units are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such Units will be given the same option; provided, however, that nothing in this Section 8.05(vi) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Members.

(c)   Restrictions on Sales of Control of the Company. No Member shall be a party to any Unit Sale unless (i) all holders of Units are allowed to participate in such transaction(s) and (ii) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in Section 9.02(b).

8.06   Right of Co-Sale. If a Member (the "Seller") proposes to transfer to any third party or parties (the "Buyer"), in a bona fide arms-length transaction or series of transactions, all or a portion of such Member's Units and the Company and other Members holding the same class or classes of Units (collectively, the "Non-Exercising Members") elect not to exercise their Right of First Refusal with respect to such Units pursuant to Section 8.04, the Seller shall provide written notice to the Non-Exercising Members describing the material terms of such proposed sale (the "Co-Sale Notice"). Non-Exercising Members may then each elect to participate in the proposed sale by providing notice to the Seller and the other Non-Exercising Members within twenty (20) days following the delivery of the Co-Sale Notice. Each such Non-Exercising Member (the "Participating Members") shall thereafter be given the right to participate, pro rata, in proportion to the respective Units owned by the Seller and all of the Participating Members, in such transaction or series of transactions on the same terms and conditions (including but not limited to obligations with respect to indemnification) as the Seller.

8.07   Additional Members. Transferees may be admitted as Members of the Company only with the Super-Majority Vote of the Members, the granting or denial of which shall be within their sole and absolute discretion. The provisions of this section shall not apply to Persons that acquire Units directly from the Company.

8.08   Effect of Transfer.

(a)   If the Transferee is admitted as a Member or is already a Member, the Member Transferring its Units shall be relieved of liability with respect to the Transferred Units arising or accruing under this Agreement on or after the effective date of the Transfer, unless the Transferor affirmatively assumes such liability; provided, however, that the Transferor shall not be relieved of any liability for prior obligations, liabilities, distributions and unpaid Capital Contributions, if any, unless the Transferee affirmatively assumes such liabilities.

(b)   If a Transferee is not admitted as a Member, such Transferee shall be entitled to receive the allocations and distributions attributable to the Transferred Units, but such Transferee shall not be entitled to inspect the Company's books and records, receive an accounting of the Company's financial affairs, or otherwise take part in the Company's business or exercise the rights (including voting rights) of a Member under this Agreement, except as required by the Act. For purposes of any vote requiring the approval or disapproval of Members holding a particular percentage of the Units, any Unit held by a Transferee shall be deemed not to be outstanding, and such Transferee will have no right to vote on any matter submitted to the Members for their consideration.

(c)   Any Person who acquires in any manner any Units, whether or not such Person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted as a Member, shall be deemed by the acquisition of such Units to have agreed to be subject to and bound by all of the provisions of this Agreement with respect to such Units, including the provisions of this ARTICLE 8 with respect to any subsequent Transfer of such Units.

(d)   If a Member Transfers less than all of such Member's Units, the Member's rights with respect to the Transferred Units, including the right to vote or otherwise participate in the Company's governance and the right to receive distributions, will terminate as of the effective date of the Transfer. If the Member Transfers all of such Member's Units, such Member shall be deemed to have withdrawn from the Company, all of such Member's rights as a Member under this Agreement shall terminate upon such Transfer, and such Member shall no longer be a member of the Company under the Act. Notwithstanding the foregoing, the Member will remain liable for any obligation with respect to the Transferred Units that existed prior to the effective date of the Transfer, including any costs or damages resulting from the Member's breach of this Agreement.

8.09   Prohibited Transfers. Any Transfer in violation of any provisions of this Agreement shall be null and void and ineffective to Transfer any Units and shall not be binding upon or be recognized by the Company, and any such Transferee shall not be treated as or deemed to be a Member for any purpose. In the event that any Member shall at any time attempt to Transfer Units in violation of any of the provisions of this Agreement, the Company and the other Members (a) shall have the rights of first refusal set forth in Section 8.04, and (b) in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining such transaction, it being expressly acknowledged and agreed that damages at law would be an inadequate remedy for a Transfer in violation of this Agreement.

8.10   Change of Control in Entity Members. Unless first approved in writing by the Board of Managers, a change in 50% or more of the equity ownership (or any other change in the controlling interest) of a Member that is a corporation, limited liability company, general partnership, limited partnership, or other entity, occurring by way of a single transaction or a series of related transactions, shall be considered a Transfer subject to the provisions of this ARTICLE 8, shall trigger the rights of first refusal set forth therein (with a purchase price equal to the Capital Account balance of such Member as of the date of such change in equity ownership), and shall result in such Member automatically becoming a Transferee upon such change in equity ownership or control.

8.11   Redeeming Units. Without limiting the Company's rights related to the redemption of Units as set forth in any separate agreement between the Company and a Member, outstanding Units may be redeemed by the Company from time to time on such terms and subject to such conditions as the Board of Managers and the Member holding the applicable Units deem appropriate under the circumstances at such time. Each Member specifically acknowledges and agrees that no redemption by the Company of any Unit shall in any way create any right of redemption with respect to (a) any other Unit held by the redeeming Member or Transferee or (b) any Unit held by any other Member or Transferee.

8.12   Encumbrances. Notwithstanding the foregoing provisions of this ARTICLE 8 or anything else to the contrary in this Agreement, no Member may pledge, hypothecate, grant a security interest in, grant a lien on, or otherwise encumber any Units unless approved by the Super-Majority Vote of the Board of Managers. Any purported attempt to create any security interest, lien, or other encumbrance upon any Unit, voluntarily or involuntarily, without first complying with the provisions of this Section 8.12 shall be void and of no effect.

ARTICLE 9. DISSOLUTION AND WINDING UP

9.01   Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up when any one or more of the following occurs:

(a)   Approval by the Super-Majority Vote of the Members and the Board of Managers, subject to any additional consent or approval rights set forth in Section 7.04 above.

(b)   An event of dissolution under Section 701(3) of the Act.

(c)   The entry of a decree of judicial dissolution under the Act.

9.02   Method of Winding Up and Cancellation.

(a)   Upon the occurrence of any event causing dissolution as provided in Section 9.01, the Company shall immediately commence to liquidate and wind up its affairs in accordance with the Act. The Members shall continue to share Profits and Losses during the period of liquidation and winding up in the same proportions as before commencement of winding up and dissolution.

(b)   The proceeds from the liquidation and winding up shall be applied in the following order:

(i)   First, to pay (or make provision for payment of) all expenses of the liquidation in satisfaction of all obligations of the Company for such expenses of liquidation;

(ii)   Second, to creditors of the Company, including Members who are creditors, to the extent permitted by law, in the order of priority as provided by law, in satisfaction of liabilities of the Company other than those liabilities to Members on account of their contributions or on account of a Member's withdrawal from the Company or pursuant to a withdrawal of capital;

(iii)   Thereafter, to the Members in proportion to their relative positive Capital Account balances.

For purposes of determining the amount of such distributions, all readily marketable Company assets shall be sold for cash and the remainder of the assets shall be valued by the liquidator at their then fair market value.

9.03   Statement of Dissolution. When all debts, liabilities, and obligations of the Company have been paid or discharged, or adequate provision has been made to do so, and all of the remaining property and assets of the Company have been distributed to the Members, a Statement of Dissolution may be executed and filed with the Division as permitted by Section 703 of the Act.

ARTICLE 10. EXISTING LITIGATION

10.01   Funding; Expenses. Notwithstanding anything herein to the contrary, LULF LLC agrees that it shall be solely responsible for funding all Existing Litigation and shall promptly, but in no event less than ten (10) days after LULF LLC's receipt of a written reimbursement request from the Company, reimburse the Company for all amounts spent by the Company in connection with any Existing Litigation.

10.02   Special Distributions. To the extent the Company receives any cash payment directly resulting from any Existing Litigation, the Company shall promptly, but in no event less than ten (10) days after the Company's receipt of a written request from LULF LLC, distribute such cash to LULF LLC.

10.03   Indemnification. LULF LLC agrees to indemnify, defend, hold harmless, pay on behalf of, or reimburse the Company and Focus and their respective managers, officers, directors, agents, representatives, successors and assigns (collectively, the "Indemnified Parties") for and against any and all losses, liabilities, claims, damages, interest, costs and expenses (including reasonable attorneys' fees and costs of investigation and defense) the Indemnified Parties may suffer, sustain, or incur arising from or in connection with or incidental to any Existing Litigation (collectively, "Claims"). For any indemnification claim under this Section 10.03, the Indemnified Parties shall promptly cause notice of the Claim to be delivered to LULF LLC, provided that the failure to give such notice shall not affect the Indemnified Parties' right to indemnification hereunder. LULF LLC shall defend such Claim at LULF LLC's sole cost and expense with legal counsel selected by the Indemnified Parties. The Indemnified Parties and their counsel shall have the right to participate in the defense of any such Claim at the Indemnified Parties' sole cost and expense. If notice is given and LULF LLC fails to promptly assume or assert the defense of the Claim in good faith, the Claim may be defended, compromised, or settled by the Indemnified Parties without LULF LLC's consent and LULF LLC shall remain liable under this Section 10.03. Notwithstanding any provision of this Section 10.03 to the contrary: (a) the Indemnified Parties may retain control over the defense (at the cost of LULF LLC) of any Claim hereunder if such Claim is for injunctive or other equitable relief; and/or (b) if in the reasonable opinion of counsel for the Indemnified Parties there may be a conflict between the positions of the Indemnified Parties and LULF LLC in conducting the defense of a Claim or that there may be legal defenses available to the Indemnified Parties different from or in addition to those which counsel for LULF LLC would be able to raise, the Indemnified Parties shall be entitled to maintain its own independent defense of such Claim and the reasonable fees and expenses of the Indemnified Parties' counsel shall be paid by LULF LLC. LULF LLC shall not settle a Claim without the consent of the Indemnified Parties.

ARTICLE 11. MISCELLANEOUS

11.01   Merger; Interest Exchange; Conversion; Change of Jurisdiction. Provided that the Members by Super-Majority Vote and the Board of Managers by Majority Vote have consented to such transaction (subject to any additional consent or approval rights set forth in Section 7.04 above), the Company may enter into an agreement and perform the actions required to (a) complete a merger or interest exchange with a corporation or other entity, (b) convert to a corporation or other type of entity, or (c) change the governing law applicable to the Company to a jurisdiction other than the State of Utah. If the Company merges with a corporation or other entity, Units of the Company are exchanged for stock in a corporation or interests in another entity, or any other substantially similar transaction occurs whereby Members of the Company receive stock in a corporation or an interest in another entity in exchange for their Units, the rights of the Members in the new entity shall be as agreed by a Super-Majority Vote of the Members (subject to any additional consent or approval rights set forth in Section 7.04 above).

11.02   Investment Representations. In acquiring any Units in the Company, each Member represents and warrants to the Company and the other Members that such Member is acquiring such Units for such Member's own account for investment and not with a view to their sale or distribution. All of the Members recognize that the investments contemplated by the Company may be speculative and may involve substantial risk. Each Member further represents and warrants that the Company has not made any guaranty or representation upon which the Member has relied concerning the possibility or probability of profit or loss as a result of such Member's acquisition of Units. Furthermore, the Members recognize that: (a) the Units have not been registered under the Securities Act of 1933 or qualified under state securities laws in reliance upon an exemption from such registration and qualification requirements, (b) a Member may not be able to sell, offer for sale, transfer, pledge or hypothecate such Member's Units in the absence of an effective registration statement covering such interest under applicable federal and state securities laws unless such sale, offer of sale, transfer, pledge or hypothecation is exempt from registration thereunder (in addition to the other restrictions hereunder), (c) the Company has no obligation to register any Units for sale, or to assist in establishing an exemption from registration for any proposed sale, and (d) the restrictions on transfer may severely affect the liquidity of a Member's investment.

11.03   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents required or permitted to be given under this Agreement must be in writing and shall be deemed to have been received (a) three days after the date mailed by registered or certified mail, addressed to the recipient, with return receipt requested, (b) upon delivery to the recipient in person or by nationally recognized overnight courier, or (c) upon confirmed receipt of an email transmission by the recipient. Such notices, requests and consents shall be given (i) to Members at their mailing addresses or email addresses on Exhibit A, or such other mailing or email address as a Member may specify by notice to the Company given in compliance with this section, or (ii) to the Company or the Managers at the address of the Company's principal place of business. Whenever any notice is required to be given by law, the Certificate, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

11.04   Entire Agreement, Amendments. This Agreement embodies the entire understanding among the parties hereto concerning the Company and their relationship as Members and Managers and supersedes all prior negotiations, understandings, or agreements with respect to the subject matter hereof. Except as otherwise provided in this Agreement, including Section 4.06 and Section 7.04, this Agreement and the Certificate each may be amended or modified from time to time only by a written instrument adopted, executed, and agreed to by the Super-Majority Vote of the Members; provided, however, that (a) without limiting the requirement for such Member approval, an amendment or modification (i) reducing disproportionately a Member's Units or other interest in Profits or Losses or in distributions, (ii) eliminating the limited liability of a Member, or (iii) increasing a Member's obligation to contribute to the capital of the Company shall be effective only with that Member's consent, and (b) an amendment or modification reducing the required voting threshold for any consent or vote in this Agreement shall be effective only with the consent or vote of Members having the Units theretofore required. Notwithstanding the foregoing or anything to the contrary herein (including any required consents to amend this Agreement set forth in Section 7.04), provided that such new Members or Transferees have become party to this Agreement through the execution of either a counterpart signature page hereto or a joinder agreement in a form acceptable to the Board of Managers, the Board of Managers may amend Exhibit A hereto to reflect new Transferees, the admission of new Members, changes in the number of outstanding Units, redemptions, Transfers, and/or the change of notice information set forth thereon without the consent of the Members. New Members or Transferees shall become party to this Agreement through the execution of either a counterpart signature page hereto or a joinder agreement in a form acceptable to the Board of Managers. Any amendment effected pursuant to this Section 11.04 shall be binding upon all Members, Transferees, and their respective successors regardless of whether such Member, Transferee, or successor entered into or approved such amendment.

11.05   Third Party Beneficiaries. The provisions of this Agreement are not intended to be for the benefit of any creditor or other Person to whom any debts or obligations are owed by, or who may have any claim against, the Company or any of its Members or Managers, except for the Members or Managers in their capacities as such. Notwithstanding any contrary provision of this Agreement, no such creditor or Person shall obtain any rights under this Agreement or shall, by reason of this Agreement, be permitted to make any claim against the Company or any Member or Manager.

11.06   Interpretation. Words in any gender are deemed to include the other genders. The singular is deemed to include the plural and vice versa, as the context may require. The headings in this Agreement are included solely for convenience of reference and shall not be construed as limiting or in any other way modifying the text of the Agreement. Use of the word "including" shall mean "including but not limited to", "including without limitation", or words of similar import.

11.07   Execution of Further Instruments. The Members shall cooperate with each other in good faith to accomplish the objectives and purposes hereof and to that end, from time to time, they shall make, execute and deliver such other and further instruments as may be necessary or convenient in the fulfillment of this Agreement.

11.08   Agreement to be Binding. This Agreement shall inure to the benefit of and shall be binding upon the Company and each of the Members and their respective personal representatives, executors, heirs, successors and assigns and upon each Manager acting in such capacity hereunder.

11.09   Tax Consequences. Each Member has reviewed with his or her own tax advisors the U.S. federal, state, local, and foreign tax consequences of this Agreement. With respect to such matters, such Member relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. Each Member understands that such Member (and not the Company) shall be responsible for such Member's own tax liability that may arise as a result of this Agreement.

11.10   Representations and Warranties. Each Member hereby represents and warrants to the other parties hereto that (a) such Member has full right and authority to enter into, execute, and deliver this Agreement without the consent of any third party or other consent or approval, (b) this Agreement will not violate, breach, or conflict with any other agreement such Member may have with any third party, and (c) this Agreement constitutes the legal, valid, and binding obligation of such Member, enforceable in accordance with its terms.

11.11   Severability. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

11.12   Waiver of Rights. Except as specifically provided otherwise in this Agreement, no right under this Agreement may be waived except by an instrument in writing signed by the Person sought to be charged with the waiver.

11.13   Attorneys' Fees. In the event any party hereto institutes an action or other proceeding to enforce any rights arising under this Agreement, the party prevailing in such action or other proceeding shall be paid all reasonable costs and attorneys' fees by the other party, such fees to be set by the court and not by a jury and to be included in any judgment entered in such proceeding.

11.14   Governing Law; Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah applicable to contracts formed and to be performed entirely within the State of Utah, without regard to the conflict of law provisions thereof. The parties hereto consent to the exclusive jurisdiction and venue of any state or federal court located in Salt Lake City, Utah for purposes of resolving any disputes hereunder.

11.15   Counterpart Signatures. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail or electronic signature (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), or any other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Remainder of page intentionally left blank; signature page to follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MANAGERS:

DocuSigned by:
9AE550A3470042D...

GRAHAM MCMULLEN

DocuSigned by:
Thomas Chiarella
0E62C1C61E94404...

THOMAS CHIARELLA

DocuSigned by:
Tyler Harris
9C2469A926AF47B...

TYLER HARRIS

MEMBERS:

LEVEL UP LIVE FOUNDERS, LLC

By: DocuSigned by:
Thomas Chiarella
0E62C1C61E94404...
Thomas Chiarella, Manager

FOCUS VENTURES, LLC

By: DocuSigned by:
John P. Porter
610BF39FC5F5496...
John Porter, Manager

[Signature page to Limited Liability Company Operating Agreement]

EXHIBIT A

CAPITALIZATION

Name and Address	Common Units
Level Up Live Founders, LLC 13240 South Sunset Stream Way Draper, Utah 84020 Attention: Thomas Chiarella Email: tom@leveluplive.com	770,000
Focus Ventures, LLC 4102 South 1900 West Roy, Utah 84067 Attention: John Porter, Manager Email: John@focusservices.com	180,000
Totals	950,000